     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1994

                                          REGISTRATION STATEMENT NO. 033-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                   MESA INC.
             (Exact name of registrant as specified in its charter)

                    TEXAS                                           75-2394500
       (State or other jurisdiction of                           (I.R.S. Employer
        incorporation or organization)                         Identification No.)
                                                                WILLIAM D. BALLEW
         2001 ROSS AVENUE, SUITE 2600                             301 SOUTH POLK
             DALLAS, TEXAS 75201                              AMARILLO, TEXAS 79101
                (214) 969-2200                                    (806) 378-1000
 (Address, including zip code, and telephone         (Name, address, including zip code, and
 number, including area code, of registrant's       telephone number, including area code, of
         principal executive offices)                           agent for service)

                            ------------------------
                                    Copy to:

              STEPHEN A. MASSAD                               C. MICHAEL HARRINGTON
            BAKER & BOTTS, L.L.P.                             VINSON & ELKINS L.L.P.
        ONE SHELL PLAZA, 910 LOUISIANA                  2500 FIRST CITY TOWER, 1001 FANNIN
             HOUSTON, TEXAS 77002                              HOUSTON, TEXAS 77002
                (713) 229-1475                                    (713) 758-2148

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
     IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. / /

                                REGISTRATION FEE

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                      PROPOSED         PROPOSED
                                                       MAXIMUM          MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF             AMOUNT TO       OFFERING PRICE      AGGREGATE    REGISTRATION
SECURITIES TO BE REGISTERED      BE REGISTERED      PER SHARE(1)   OFFERING PRICE(1)      FEE
- -------------------------------------------------------------------------------------------------
Common Stock, par value $.01
  per share.................. 26,450,000 shares(2)      $6.3125      $166,965,625      $57,574
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee, based on the average of the high and low sales prices of the Common Stock, as reported on the New York Stock Exchange on March 10, 1994.

(2)  Includes 3,450,000 shares subject to the Underwriters' over-allotment option.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 11, 1994

PROSPECTUS

                              23,000,000 SHARES

                                 {MESA LOGO}

                                 COMMON STOCK
                            ---------------------

     All of the shares of Common Stock offered hereby will be sold by MESA Inc. (the "Company").

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MXP." On March 10, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $6 1/4 per share. See "Price Range of Common Stock and Dividend Policy."

     The Underwriters are reserving an aggregate of 3,000,000 shares of Common Stock (the "Reserved Shares") at the Price to Public set forth below for sale to Boone Pickens, the chief executive officer of the Company, Fayez Sarofim, a director of the Company, and another individual unaffiliated with the Company, subject, in the case of Mr. Sarofim, to certain conditions. See "Underwriting."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC           DISCOUNT(1)(2)        COMPANY(2)(3)
- -----------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -----------------------------------------------------------------------------------------------
Total(4)..........................           $                   $                    $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) No Underwriting Discount will be payable with respect to any Reserved Shares sold to the three individuals named above. The total Underwriting Discount and Proceeds to Company assume that all Reserved Shares will be sold to such individuals.

(3)  Before deducting expenses payable by the Company estimated at $          .

(4) The Company has granted to the Underwriters a 30-day option to purchase up to 3,450,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
     Discount and Proceeds to Company will be $          , $          and
     $          , respectively. See "Underwriting."
                             ---------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1994.
                             ---------------------
MERRILL LYNCH & CO.
                   BEAR, STEARNS & CO. INC.
                                     PAINEWEBBER INCORPORATED
                                                   SALOMON BROTHERS INC
                             ---------------------
               The date of this Prospectus is             , 1994.

    [MAP OF PORTIONS OF KANSAS, OKLAHOMA AND TEXAS, SHOWING HUGOTON AND WEST
                PANHANDLE FIELDS AND MESA'S INTERESTS THEREIN.]

                            ------------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' overallotment option will not be exercised. Unless the context otherwise requires, the term "Mesa" means MESA Inc. (the "Company") and its subsidiaries taken as a whole and includes the Company's predecessors. Capitalized terms used but not defined in the summary have the meanings assigned to them elsewhere in this Prospectus.

                                  THE COMPANY

     Mesa is one of the largest independent oil and gas companies in the United States and considers itself one of the most efficient domestic operators of natural gas properties. As of December 31, 1993, Mesa owned approximately 1.7 trillion cubic feet of equivalent proved natural gas reserves ("Tcfe"). Over 70% of Mesa's total equivalent proved reserves are natural gas and the balance are principally natural gas liquids ("NGLs"), which are extracted from natural gas through processing plants. Substantially all of Mesa's reserves are proved developed reserves. The estimated future net cash flows before income taxes from Mesa's proved reserves, as of December 31, 1993, as determined in accordance with the regulations of the Securities and Exchange Commission (the "SEC") were approximately $2.3 billion and had a net present value (discounted at 10%) before income taxes of approximately $1.1 billion.

     Over 96% of Mesa's reserves are concentrated in the Hugoton field of southwest Kansas and the West Panhandle field of north Texas. The two fields are each part of a reservoir that extends from southwest Kansas, through the Oklahoma panhandle, and into the Texas panhandle. These fields, which produce gas from depths of 3,500 feet or less, are known for their stable, long-life production profiles. Although the two fields are part of the same reservoir, Mesa's interests in these fields are operated separately and are subject to different contractual and marketing arrangements. Due to the long-life nature of the Hugoton and West Panhandle properties, Mesa expects to be able to maintain a relatively stable production profile from its existing properties for the remainder of the decade, regardless of acquisitions or exploration or development success in other areas.

     The Hugoton field in southwest Kansas began producing in 1922, and is the largest producing gas field in the continental United States. Mesa's Hugoton properties, which represent approximately 13% of the total field, are concentrated in the center of the field on over 230,000 net acres, covering approximately 400 square miles. Gas from these properties is produced from over 1,000 wells, approximately 950 of which are operated by Mesa, and in which Mesa has an average working interest of 95%. Mesa owns substantially all of the gathering and processing facilities which service its production from the Hugoton field, allowing Mesa to control the production stream from the well bore to the various interconnects it has with major intrastate and interstate pipelines. Natural gas from the West Panhandle properties, located in the northern panhandle region of Texas, is produced from 586 wells which Mesa operates on 191,000 net acres. All of Mesa's West Panhandle production is processed through Mesa's recently expanded Fain natural gas processing plant. Mesa's other properties, which account for less than 4% of 1993 year-end reserves, are located in the Gulf of Mexico and Rocky Mountain area.

     Over the past several years, Mesa has concentrated its efforts on fully developing its existing long-life reserve base and improving its marketing flexibility. In the Hugoton field, these efforts have included infill drilling, adding compression and gathering facilities, and construction of a new natural gas processing plant. In the West Panhandle field, development activities have included well workovers and deepenings, adding compression facilities, and expanding and upgrading natural gas processing facilities. Mesa has renegotiated its contractual arrangements in the West Panhandle field to more clearly define its rights to production and to create greater marketing flexibility. Mesa has negotiated new natural gas sales contracts to provide market based pricing on most of its production. Two significant gas sales contracts will expire in 1995, giving Mesa a substantial amount of uncommitted deliverability available for sale after that date.

     Mesa's principal business strategy includes (i) maximizing the value of its existing high-quality, long-life reserves through efficient operating and marketing practices, (ii) processing natural gas in Mesa-owned processing facilities to extract premium products such as natural gas liquids and helium, (iii) conducting selective exploratory and development activities, primarily through the development of additional reserves in certain deeper portions of the West Panhandle field reservoir and development and exploratory drilling in the Gulf of Mexico based on evaluation of three dimensional ("3-D") seismic surveys, (iv) making acquisitions of producing properties with exploration and development potential in areas where Mesa has operating experience and expertise, and (v) promoting the use of natural gas as a transportation fuel and developing and marketing natural gas fuel equipment for the transportation market.

     For additional discussion of Mesa and its business, see "Business."

                                 RECENT EVENTS

     In the first quarter of 1994, Mesa settled a lawsuit brought by Unocal Corporation ("Unocal") against Mesa and certain other parties in which Unocal had sought to recover more than $150 million. Under the settlement, Mesa paid Unocal $42.75 million and certain unaffiliated entities paid an additional $4.75 million. Mesa's payment was funded through the issuance and sale of an additional amount of its 12 3/4% Secured Discount Notes due 1998 (the "Secured Discount Notes").

     In March 1994, Mesa filed a registration statement with respect to a shelf offering of debt securities, in one or more series, at an initial aggregate offering price not to exceed $300 million. If and when any such debt securities are issued, the net proceeds from such issuance will be used to retire existing debt of Mesa. The terms of any such debt securities, including the principal amount, interest requirements, ranking and maturity, will be determined at the time such securities are offered and sold. There can be no assurance that Mesa will offer any such securities for sale or, if offered, as to the amount or terms of such securities.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock, including information regarding the Company's highly leveraged capital structure and continuing losses and the uncertainty of natural gas and NGL prices.

                                  THE OFFERING

Common Stock offered by the Company................. 23,000,000 shares (1)
Common Stock to be outstanding after the Offering... 70,762,109 shares (2)
Use of proceeds..................................... To repay debt, substantially all of which matures in 1996. See "Use of
                                                       Proceeds."
NYSE symbol......................................... MXP

- ---------------

(1) Of the shares offered, the Underwriters are reserving an aggregate of 3,000,000 shares of Common Stock at the Price to Public in the Offering for sale to Boone Pickens, Mesa's chief executive officer, Fayez Sarofim, a director of the Company, and one other individual not affiliated with the Company. The ability of Mr. Sarofim, who controls an NASD member firm, to purchase shares in the Offering is subject to satisfaction of certain NASD rules. See "Underwriting."

(2) Based on shares outstanding as of March 1, 1994. Excludes 1,893,050 shares of Common Stock issuable upon exercise of outstanding employee stock options.

              SUMMARY FINANCIAL, OPERATING AND RESERVE INFORMATION

     The following tables sets forth summary financial, operating and reserve information of Mesa as of the dates and for the periods indicated. Such financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus (dollar amounts in thousands, except per share data).

                                                                  YEARS ENDED DECEMBER 31
                                                          ----------------------------------------
                                                              1993          1992          1991
                                                          -----------   -----------   ------------
RESULTS OF OPERATIONS:
  Revenues..............................................  $   222,204   $   237,112   $    249,546
  Operating and administrative costs....................     (100,093)      (96,958)       (98,342)
                                                          -----------   -----------   ------------
  EBITDA(a).............................................      122,111       140,154        151,204
  Depreciation, depletion and amortization..............     (100,099)     (113,933)      (117,076)
                                                          -----------   -----------   ------------
  Operating income......................................       22,012        26,221         34,128
  Interest expense, net of interest income..............     (131,298)     (129,888)      (134,258)
  Other, net............................................        6,838        14,435         20,967
                                                          -----------   -----------   ------------
  Net loss..............................................  $  (102,448)  $   (89,232)  $    (79,163)
                                                          -----------   -----------   ------------
                                                          -----------   -----------   ------------
  Net loss per common share.............................  $     (2.61)  $     (2.31)  $      (2.05)
                                                          -----------   -----------   ------------
                                                          -----------   -----------   ------------
PRODUCTION:
  Natural gas (MMcf)....................................      79,820         89,527        108,522
  Natural gas liquids (MBbl)............................       5,050          4,840          4,725
  Oil and condensate (MBbl).............................         738            984            767
  Equivalent natural gas (MMcfe)(b).....................     114,548        124,471        141,474
ESTIMATED PROVED RESERVES (AT END OF PERIOD)(C):
  Natural gas (MMcf)....................................   1,202,444      1,276,049      1,367,968
  Natural gas liquids (MBbl)............................      79,150         80,124         79,269
  Oil and condensate (MBbl).............................       3,296          7,268          3,956
  Equivalent natural gas (MMcfe)........................   1,697,120      1,800,401      1,867,318
  Present value of estimated future net cash flows from
     proved reserves before income taxes (discounted at
     10%)...............................................  $1,068,740     $1,167,694     $1,181,013

                                                                          DECEMBER 31, 1993
                                                                      --------------------------
                                                                        ACTUAL       AS ADJUSTED(D)
                                                                      ----------     -----------
BALANCE SHEET DATA:
  Working capital...................................................  $   76,158     $    76,158
  Property, plant and equipment, net................................   1,191,846       1,191,846
  Total assets......................................................   1,533,382       1,531,323
  Long-term debt, including current maturities......................   1,241,294       1,141,685
  Stockholders' equity (including subsequently acquired minority
     interest)......................................................     114,861         252,428

- ---------------

(a) EBITDA represents operating income plus depreciation, depletion and amortization expense. EBITDA is not presented as an indicator of Mesa's operating performance or as a measure of liquidity.

(b) Approximately 1,500 MMcfe, 4,400 MMcfe and 11,200 MMcfe of production in 1993, 1992 and 1991, respectively, is attributable to oil and gas properties sold during the three-year period ended December 31, 1993.

(c) In addition to the proved reserves disclosed above, Mesa owned proved helium and carbon dioxide (CO2) reserves at December 31 as follows: 1993, 5,198 MMcf of helium and 46,376 MMcf of CO2; 1992, 5,634 MMcf of helium and 46,457 MMcf of CO2; 1991, 5,705 MMcf of helium and 44,837 MMcf of CO2. See "Business -- Reserves."

(d) Adjusted to give effect to the Offering and the use of proceeds therefrom (assuming net proceeds of $140 million). Also adjusted to give effect to the issuance of additional Secured Discount Notes to fund the Unocal settlement on March 2, 1994. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors relating to the business of the Company and the Offering, together with the information and financial data set forth elsewhere in this Prospectus, prior to making an investment decision.

HIGH LEVERAGE AND CONTINUING LOSSES

     Mesa is highly leveraged and will remain so after completion of this Offering. After giving effect to (i) this Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," (ii) the March 1994 issuance of additional Secured Discount Notes to fund the settlement of the Unocal litigation and (iii) the early 1994 conversion of the general partner interests in Mesa's subsidiaries into Common Stock, Mesa would have had total pro forma long-term indebtedness (assuming net proceeds of $140 million from this Offering) of approximately $1.1 billion and stockholders' equity of approximately $252 million at December 31, 1993. At December 31, 1993, Mesa had approximately $150 million of cash and securities and $76 million of working capital. See "Capitalization" and Consolidated Financial Statements. Whether or not this Offering is completed, Mesa expects to be able to service its debt and make planned capital expenditures with cash generated by operating activities and with existing cash and securities balances through the end of 1995, in part because a substantial portion of Mesa's debt does not require cash interest payments during that period. However, the accreted value of such debt increases at 12 3/4% per year, and such accretion is recorded as interest expense for financial statement purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     On December 31, 1995, Mesa will begin making cash interest payments on its Discount Notes. Assuming the Offering is completed but no other changes in Mesa's capital structure are made, such interest requirements will total approximately $42 million on December 31, 1995 and approximately $81 million during 1996. In addition, approximately $34 million would be required to repay the principal of the remaining Unsecured Discount Notes when they mature in mid-1996. Assuming average annual natural gas prices realized by Mesa do not increase beyond 1993 levels and that Mesa effects no other changes in its capital structure other than completion of this Offering, Mesa expects it would not have available cash sufficient to meet all such debt service obligations in 1996. Mesa's independent public accountants' report on its 1993 Consolidated Financial Statements contains an "emphasis-of-a-matter" paragraph which calls attention to Mesa's potential inability to fund certain principal and interest payments on its debt in 1996 with cash flows from operating activities and available cash and securities balances.

     However, assuming the Offering is completed but no other changes in Mesa's capital structure are made, and based on its current financial forecasts which assume that natural gas price realizations escalate at an average of 6.5% per year through 1996 from 1993 levels, Mesa expects it would have available cash sufficient to meet its debt service and capital requirements until the Secured Discount Notes mature in mid-1998. Assuming all of the Secured Discount Notes remain outstanding through their maturity in mid-1998, approximately $617 million would be required to repay or refinance such Notes. Subject to market conditions, Mesa intends to repay or refinance all or part of such Notes prior to that time with further equity issuances or with debt having longer maturities and/or lower interest rates. There is no assurance that Mesa will be able to complete any such transaction.

     Notwithstanding the improvements in Mesa's capital structure and financial flexibility from this Offering and from any additional equity issuance or debt refinancing that may be accomplished, unless there is a material and sustained increase in average prices for natural gas beyond 1993 levels, the Company will continue to incur substantial net losses.

     Mesa's bank credit agreement (the "Credit Agreement") and the indentures governing its secured debt impose operating and financial restrictions on Mesa. Such restrictions limit or prohibit, among other things, the ability of Mesa to incur additional indebtedness, create liens, sell assets, engage in certain merger and acquisition transactions and make dividend and other payments. The leveraged position of Mesa and the restrictive covenants contained in the Credit Agreement and these indentures could significantly limit the ability of Mesa to respond to changing business or economic conditions or to respond to substantial declines in operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

UNCERTAINTY OF NATURAL GAS AND NGL PRICES

     Revenues generated from Mesa's operations are highly dependent upon the sales price of, and demand for, natural gas and NGLs. As of December 31, 1993, over 70% of Mesa's proved reserves, calculated on an energy-equivalent basis, were natural gas and substantially all of its other reserves were NGLs. Market prices for natural gas and NGLs are volatile and are the result of a number of factors outside of Mesa's control, including changing economic conditions, governmental regulations, seasonal weather conditions, natural gas storage levels and markets for alternative energy sources, among other things. Mesa cannot predict how developments in these or related areas will affect the markets for natural gas or NGLs or how such effects will impact Mesa's operations. Furthermore, Mesa cannot predict whether the recent increase in natural gas prices is likely to continue or whether such prices will remain at current levels for the remainder of the year or in future years. NGL prices, which generally fluctuate with oil prices, have recently declined.

RESERVES AND FUTURE NET CASH FLOWS

     Petroleum engineering is not an exact science. Information relating to Mesa's proved oil and gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Mesa's reserves will likely vary from estimates, and such variances may be material.

     The present values of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to Mesa's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. Mesa's producing properties in the Hugoton field and the West Panhandle field are subject to production limitations imposed by state regulatory authorities, by contracts or both, and any future limitation on production would affect estimates of future net cash flows. See "Business -- Reserves." The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Mesa or the oil and gas industry in general.

     In recent years, the majority of Mesa's capital expenditures have been dedicated to developing and upgrading its existing long-life reserve base through infill drilling of its Hugoton reserves, additions to its compression and gathering system and pipeline interconnects, and the construction and expansion of gas processing plants. Relatively modest expenditures have been made to explore for or develop new reserve additions. Absent successful efforts to add new reserves or substantial positive revisions to its estimated reserves, Mesa expects that its annual production will exceed reserve additions in future years, and that Mesa's reserves will decline accordingly.

OPERATING HAZARDS; LIMITED INSURANCE COVERAGE

     Mesa is subject to all of the operating hazards and risks normally incident to drilling for or producing oil and natural gas and processing and transporting gas, including blowouts, cratering, explosions, pollution and fires, each of which could result in damage to or destruction of oil and gas wells, producing formations or production, pipeline or processing facilities or damage to persons or other property. As is common in the industry, Mesa is not fully insured against all of these risks.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     Mesa is subject to various local, state and federal laws and regulations including environmental laws and regulations. Mesa believes that it is in substantial compliance with such laws and regulations. However, significant liability could be imposed on Mesa for damages, clean up costs and penalties in the event of certain discharges into the environment.

ABSENCE OF DIVIDENDS

     The Company currently does not expect to pay dividends on the Common Stock in the future unless and until there is a material and sustained increase in natural gas prices and adequate provision has been made for further reduction of debt. In addition, the Credit Agreement prohibits the Company from making any distributions or paying any dividends to equity holders, other than those paid in the form of its equity securities. The indentures governing the Secured Discount Notes and Unsecured Discount Notes also prohibit the payment of dividends (with certain exceptions) on the Common Stock through December 31, 1995, and restrict such payment thereafter.

                                  THE COMPANY

     The Company is a holding company and conducts its operations through its subsidiaries. The Company's direct corporate subsidiaries are Mesa Operating Co. ("MOC") and Mesa Holding Co. ("MHC"), and its other significant subsidiaries, owned indirectly, are Hugoton Capital Limited Partnership ("HCLP") and Mesa Environmental Ventures Co. ("Mesa Environmental"). Mesa maintains its principal executive offices at 2001 Ross Avenue, Suite 2600, Dallas, Texas 75201, where its telephone number is (214) 969-2200. For additional discussion of Mesa's business and its subsidiaries, see "Business."

RECENT EVENTS

     In the first quarter of 1994, Mesa settled a lawsuit brought by Unocal and a purported stockholder of Unocal against Mesa and certain other defendants. The Unocal lawsuit was originally filed in 1986 against Mesa Petroleum Co. ("Original Mesa"), a predecessor of the Company, certain subsidiaries of Original Mesa and certain other parties. Pursuant to the settlement, Mesa paid Unocal $42.75 million and certain other defendants not affiliated with Mesa paid Unocal $4.75 million. Mesa's payment was funded through the issuance and sale on March 2, 1994 of $48.2 million aggregate principal amount at maturity of additional Secured Discount Notes, for proceeds of $42.75 million. The Secured Discount Notes issued to fund Mesa's portion of the Unocal settlement were issued under the same indenture pursuant to which Secured Discount Notes were issued in Mesa's debt exchange offer completed in August 1993.

     Also in the first quarter of 1994, in order to simplify Mesa's organizational and capital structure, Mesa effected a series of mergers which resulted in the conversion of each of Mesa's subsidiary partnerships, other than HCLP, into corporate form. Pursuant to these mergers, all of the general partner interests in the Company's subsidiary partnerships held directly or indirectly by Boone Pickens (constituting a 2.6% equity interest in the subsidiaries) were converted into 2.6% of the then outstanding shares of Common Stock, as contemplated by an agreement approved by stockholders in 1991 when Mesa was converted to corporate form. As a result, all of Mesa's subsidiaries are now wholly owned by the Company.

     In March 1994, Mesa filed a registration statement with respect to a shelf offering of debt securities, in one or more series, at an initial aggregate offering price not to exceed $300 million. If and when any such debt securities are issued, the net proceeds from such issuance will be used to retire existing debt of Mesa. Mesa plans to offer and sell debt securities pursuant to the shelf offering from time to time, depending on market conditions. The terms of any such debt securities, including the principal amount, interest requirements, ranking and maturity, will be determined at the time such securities are offered and sold. There can be no assurance that Mesa will offer any such securities for sale or, if offered, as to the amount or terms of such securities.

                                USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be approximately $
million (approximately $     million if the Underwriters' over-allotment option
is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the Offering. Mesa intends to apply the net proceeds from the Offering to redeem (i) approximately $6.3 million aggregate principal amount of Mesa's 12% Subordinated Notes due 1996 (the "12% Subordinated Notes") at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date; (ii) approximately $7.4 million aggregate principal amount of Mesa's 13 1/2% Subordinated Notes due 1999 (the "13 1/2% Subordinated Notes") at a redemption price equal to 105.063% of the principal amount thereof, plus accrued interest to the redemption date; and
(iii) approximately $     million aggregate face amount at maturity of Mesa's
12 3/4% Discount Notes due 1996 (the "Unsecured Discount Notes") at a redemption price equal to the accreted value thereof as of the redemption date (which accreted value will be approximately $155 million at April 30, 1994). The Unsecured Discount Notes, together with Secured Discount Notes, were issued in August 1993 in connection with Mesa's debt exchange offer for its 12% Subordinated Notes and 13 1/2% Subordinated Notes.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company as of December 31, 1993 as adjusted to give effect to (i) the Offering and the application of the proceeds thereof (assuming net proceeds of $140 million) to redeem debt securities, including accrued interest thereon, as described under "Use of Proceeds," (ii) the issuance of additional Secured Discount Notes in connection with the settlement of litigation with Unocal on March 2, 1994, and (iii) the early 1994 subsidiary restructuring transactions that resulted in the conversion of the general partner interests in Mesa's subsidiaries into Common Stock as if all such transactions had been consummated on December 31, 1993. This table should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                       AS OF DECEMBER 31, 1993
                                                                      --------------------------
                                                                      HISTORICAL     AS ADJUSTED
                                                                      ----------     -----------
                                                                            (IN THOUSANDS)
Current maturities of long-term debt................................  $   67,657     $    67,657
                                                                      ----------     -----------
Long-term debt:
  Credit Agreement..................................................      39,646          39,646
  HCLP Secured Notes................................................     498,750         498,750
  Secured Discount Notes(a).........................................     472,939         512,956
  Unsecured Discount Notes(b).......................................     148,576          22,676
  12% Subordinated Notes............................................       6,336              --
  13 1/2% Subordinated Notes........................................       7,390              --
                                                                      ----------     -----------
                                                                       1,173,637       1,074,028
                                                                      ----------     -----------
Minority interest...................................................       2,732              --
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 10,000,000 shares; no
     shares issued and outstanding..................................          --              --
  Common stock, $.01 par value, authorized 100,000,000 shares;
     46,511,439 issued and outstanding and 70,762,109 shares issued
     and outstanding as adjusted, respectively......................         465             708
  Additional paid-in capital........................................     303,344         445,833
  Accumulated deficit(c)............................................    (191,680)       (194,113)
                                                                      ----------     -----------
          Total stockholders' equity and minority interest..........     114,861         252,428
                                                                      ----------     -----------
                                                                      $1,356,155     $ 1,394,113
                                                                      ----------     -----------
                                                                      ----------     -----------

- ---------------

(a) Gives effect to the issuance of $48.2 million face amount of Secured Discount Notes which would have had an accreted value of $40.0 million at December 31, 1993.

(b) The accreted value of the Unsecured Discount Notes that will be outstanding immediately after application of the proceeds of the Offering would be, as of April 30, 1994, approximately $6 million more than shown in the table, by virtue of the accretion of discount from December 31, 1993 to the date of consummation of the Offering.

(c) Reflects the write-off of remaining deferred debt issue costs associated with the Subordinated Notes and the proportionate amount of Unsecured Discount Notes redeemed and the call premium totaling 5% of the 13 1/2% Subordinated Notes outstanding on December 31, 1993.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock currently trades on the New York Stock Exchange under the symbol MXP. The following table reflects the range of high and low selling prices of the Common Stock by quarter for 1994, 1993 and 1992.

                                                                    HIGH         LOW
                                                                    ----         ---
        1994
          First Quarter (through March 10)......................... $ 8 1/2       $ 5 1/4
        1993
          First Quarter............................................ $ 6 1/4       $ 4
          Second Quarter...........................................   7             3 1/2
          Third Quarter............................................   8 1/8         6
          Fourth Quarter...........................................   7 7/8         4 7/8
        1992
          First Quarter............................................ $ 7 1/2       $ 2 1/2
          Second Quarter...........................................   7 1/4         2 5/8
          Third Quarter............................................  13 3/8         6 1/4
          Fourth Quarter...........................................  12             3 5/8

     The closing sale price of the Company's Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus.

DIVIDEND POLICY

     The Company has not paid any dividends or distributions with respect to its equity securities, including the Common Stock, since 1990. The Company currently does not expect to pay dividends on the Common Stock in the future unless and until there is a material and sustained increase in natural gas prices and adequate provision has been made for further reduction of debt.

     In addition, the Credit Agreement prohibits the Company from making any distributions or paying any dividends to equity holders, other than those paid in the form of its equity securities. The indentures governing the Discount Notes also prohibit the payment of dividends (with certain exceptions) on the Common Stock through December 31, 1995, and restrict such payment thereafter.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     For the years ended December 31, 1993, 1992 and 1991, Mesa reported consolidated net losses of $102.4 million, $89.2 million and $79.2 million, respectively. The results of operations for each year have been influenced by certain income and expenses which are either non-recurring or not directly associated with Mesa's primary operations. See discussion of these items under "-- Other Income (Expense)" below. The following table presents a summary of the results of operations of Mesa for the years indicated.

                                                             YEARS ENDED DECEMBER 31
                                                      -------------------------------------
                                                        1993          1992          1991
                                                      ---------     ---------     ---------
                                                                 (IN THOUSANDS)
    Revenues........................................  $ 222,204     $ 237,112     $ 249,546
    Operating and administrative costs..............   (100,093)      (96,958)      (98,342)
    Depreciation, depletion and amortization........   (100,099)     (113,933)     (117,076)
                                                      ---------     ---------     ---------
    Operating income................................     22,012        26,221        34,128
    Interest expense, net of interest income........   (131,298)     (129,888)     (134,258)
    Other, net......................................      6,838        14,435        20,967
                                                      ---------     ---------     ---------
    Net loss........................................  $(102,448)    $ (89,232)    $ (79,163)
                                                      ---------     ---------     ---------
                                                      ---------     ---------     ---------

     In 1993, Mesa sold primarily oil producing properties in the deep Hugoton and Rocky Mountain areas. In 1992, Mesa sold oil and gas properties located in Canada and in 1991 sold oil and gas properties located primarily in Oklahoma, the Texas Panhandle and the San Juan Basin of New Mexico. Results from operations related to sold properties are included in Mesa's results through the closing dates of such sales. The following table presents the contribution made to Mesa's operating results by the sold properties.

                                                               YEARS ENDED DECEMBER 31
                                                           --------------------------------
                                                            1993        1992         1991
                                                           -------     -------     --------
                                                                (DOLLARS IN THOUSANDS)
    Revenues.............................................  $ 3,424     $11,477     $ 26,297
    Production costs.....................................   (1,088)     (2,327)      (9,496)
                                                           -------     -------     --------
                                                           $ 2,336     $ 9,150     $ 16,801
                                                           -------     -------     --------
                                                           -------     -------     --------
    Proceeds from sales..................................  $26,118     $11,424     $428,063
                                                           -------     -------     --------
                                                           -------     -------     --------
    Production:
      Natural gas (MMcf).................................      289       1,336        7,857
      Natural gas liquids (MBbls)........................       30          25          177
      Oil and condensate (MBbls).........................      176         487          381
    Proved reserves sold (MMcfe).........................   24,481      19,435      414,063

REVENUES

     The table below presents, for the years indicated, the revenues, production and average prices received from sales of natural gas, natural gas liquids and oil and condensate.

                                                              YEARS ENDED DECEMBER 31
                                                         ----------------------------------
                                                           1993         1992         1991
                                                         --------     --------     --------
    Revenues (in thousands):
      Natural gas......................................  $141,798     $157,672     $169,907
      Natural gas liquids..............................    61,427       59,669       62,031
      Oil and condensate...............................    12,428       18,701       16,111
                                                         --------     --------     --------
         Total.........................................  $215,653     $236,042     $248,049
                                                         --------     --------     --------
                                                         --------     --------     --------
    Natural Gas Production (MMcf):
      Hugoton..........................................    47,476       48,592       63,367
      West Panhandle...................................    23,786       26,380       23,591
      Other............................................     8,558       14,555       21,564
                                                         --------     --------     --------
         Total.........................................    79,820       89,527      108,522
                                                         --------     --------     --------
                                                         --------     --------     --------
    Natural Gas Liquids Production (MBbls):
      Hugoton..........................................     1,481          898        1,235
      West Panhandle...................................     3,480        3,794        3,279
      Other............................................        89          148          211
                                                         --------     --------     --------
         Total.........................................     5,050        4,840        4,725
                                                         --------     --------     --------
                                                         --------     --------     --------
    Oil and Condensate Production (MBbls):
      Hugoton..........................................       104          249          226
      West Panhandle...................................       153           --           --
      Other............................................       481          735          541
                                                         --------     --------     --------
         Total.........................................       738          984          767
                                                         --------     --------     --------
                                                         --------     --------     --------
    Average Prices:
      Natural gas (per Mcf)*...........................  $   1.79     $   1.72     $   1.54
      Natural gas liquids (per Bbl)....................     12.14        12.32        13.07
      Oil and condensate (per Bbl).....................     16.63        18.86        20.23

- ---------------

* The average natural gas prices reported above for the years ended December 31, 1992 and 1991 reflect gains of $.06 per Mcf and $.08 per Mcf, respectively, related to hedges of natural gas production in the natural gas futures market.

     Natural gas revenues decreased from 1991 to 1993 as a result of decreased production partially offset by increased average prices for each year. Natural gas liquids revenues did not fluctuate significantly as increases in natural gas liquids production from 1991 to 1993 were offset by decreases in the average prices received. Oil and condensate revenues increased in 1992 compared with 1991 as a result of increased production from Gulf Coast properties and from new development in the Rocky Mountain area. The decrease in 1993 compared to 1992 is a result of decreased production from the Gulf Coast properties and the sale of a portion of the Rocky Mountain properties. Average oil prices received decreased in each year from 1991 through 1993.

     Natural gas production decreased by 18% from 1991 to 1992 and an additional 11% from 1992 to 1993. The decrease from 1991 to 1992 resulted primarily from Mesa's reduced share of allowables in the Hugoton field. The decrease from 1992 to 1993 resulted primarily from a 5.4 Bcf decrease in Gulf Coast production and a 6.1 Bcf decrease in West Panhandle field production recorded as gas balancing sales. Gulf Coast natural gas production for 1993 declined, in part, because 1992 production included over 2.6 Bcf allocated to Mesa for the recovery of capital costs paid by Mesa, as operator, on behalf of the Mesa Offshore Trust (the "Trust"). Upon full recovery of costs (which occurred in late 1992), Mesa's share of production from properties subject to the Trust's interest declined. Hugoton field production in 1993 was relatively flat compared with 1992. Sales from the West Panhandle field, excluding gas balancing, increased by 3.4 Bcf in 1993 due to increased sales to industrial customers. Effective January 1, 1991, Mesa and Colorado Interstate Gas Company ("CIG") entered into a contract which entitles Mesa to 77% of the ultimate reserves and production from the West Panhandle field. As a result of this contract, Mesa records its share of the total field production as revenue, even though its actual sales volumes are presently less than 77% of the total cumulative field production. Entitlement production in excess of sales totaled 4.8 Bcf in 1991,
6.8 Bcf in 1992 and .7 Bcf in 1993. See additional discussion below under "-- Production Allocation Agreement."

     Mesa's production from the Hugoton field is affected by the allowables set for the entire field and by the portion of allowables allocated to Mesa's wells. Allowables are assigned to individual wells based on a series of calculations which are influenced by the relative production, testing and drilling practices of all producers in the field, as well as the relative pressure and deliverability performance of each well. In October 1991, Mesa's share of Hugoton field allowables was substantially reduced below historical levels. This reduction resulted from Mesa's aggressive production and drilling practices between 1989 and 1991, which caused the pressures and deliverability of Mesa's wells to decline relative to those of other operators in the field. The Kansas Corporation Commission ("KCC") has recently issued new regulations relating to calculations of well deliverability, allocation of allowables, and makeup of underages in the Hugoton field. Generally, Mesa expects the new regulations to increase its allowable share and add 15 to 20 Bcf to production volumes over the next three years.

     Natural gas liquids production increased by approximately 7% from 1991 to 1993 as a result of increases in West Panhandle and Hugoton field liquids production. In the fourth quarter of 1992, Mesa completed the expansion of its Fain natural gas processing plant in the West Panhandle field, increasing its natural gas inlet capacity from 90 MMcf per day to 120 MMcf per day. In the third quarter of 1993, the Satanta plant in the Hugoton field was completed. The new plant, which is capable of processing up to 250 MMcf of natural gas per day, replaced Mesa's older Ulysses plant which could process up to 160 MMcf per day.

     Natural gas prices increased from 1991 to 1992 and increased again in 1993. According to the American Gas Association, aggregate domestic demand for natural gas has increased in each of the last three years. Prices were positively affected by colder-than-normal spring temperatures in 1993 and a hurricane in the Gulf of Mexico in 1992.

     Oil and condensate prices decreased in each year from 1991 through 1993 reflecting the continuing downturn in market prices since the end of the Persian Gulf war in early 1991. Natural gas liquids prices generally fluctuate with oil prices.

COSTS AND EXPENSES

     Mesa's aggregate costs and expenses declined by approximately 5% from 1992 to 1993 due primarily to decreases in exploration and depreciation, depletion and amortization expenses partially offset by an increase in lease operating expenses. Lease operating expenses were $8.0 million greater in 1993 than in 1992 due to increased production costs in the West Panhandle field. Exploration charges were $7.3 million lower in 1993 than in 1992 as a result of exploratory dry hole expense in the Gulf Coast area in 1992. Depreciation, depletion and amortization expense was $13.8 million lower in 1993 than in 1992 due primarily to lower production in 1993.

     Mesa's aggregate costs and expenses in 1992 were slightly lower than in 1991. Exploration charges were $5.3 million greater in 1992 than in 1991 as a result of exploratory dry hole expense in the Gulf Coast area in 1992. Depreciation, depletion and amortization expense was $3.1 million lower in 1992 than in 1991 primarily due to lower production in 1992. Certain components of lease operating expenses and production and other taxes decreased in 1992 from 1991 as a result of the 1991 property sales. These decreases, however, were substantially offset by an increase in ad valorem taxes in Kansas and the increase in production and gathering costs associated with entitlement production in the West Panhandle field. See additional discussion below under "-- Production Allocation Agreement."

     The table below presents Mesa's lease operating costs by area of operation (in thousands):

                                                                YEARS ENDED DECEMBER 31
                                                            -------------------------------
                                                             1993        1992        1991
                                                            -------     -------     -------
    Hugoton...............................................  $10,001     $ 9,251     $ 9,113
    West Panhandle........................................   29,897      23,230      21,224
    Other.................................................   11,921      11,378      16,532
                                                            -------     -------     -------
                                                            $51,819     $43,859     $46,869
                                                            -------     -------     -------
                                                            -------     -------     -------

     Hugoton field operating expenses have not increased substantially over the last three years. The 1993 increase is a result of additional costs from added compression facilities and from the new Satanta natural gas processing plant (the "Satanta Plant"). West Panhandle field operating expenses increased significantly in 1992 and in 1993. The increases are primarily a result of increased gathering and administrative fees paid to CIG as operator of the gathering system in the West Panhandle field. Operating expenses in Mesa's other producing areas decreased in 1992 from 1991 due to property sales.

OTHER INCOME (EXPENSE)

     Interest expense in 1993 was not materially different than 1992 as average aggregate debt outstanding did not materially change. Interest expense decreased by $7.4 million from 1991 to 1992 primarily due to a $49 million decrease in weighted average debt outstanding.

     Results of operations for the years 1993, 1992 and 1991 include certain items which are either non-recurring or are not directly associated with Mesa's oil and gas producing operations. The following table sets forth the amounts of such items (in thousands):

                                                             YEARS ENDED DECEMBER 31
                                                       ------------------------------------
                                                         1993          1992          1991
                                                       --------       -------       -------
    Securities gains (losses)........................  $  3,954       $ 7,808       $(2,060)
    Gains on dispositions of oil and gas
      properties.....................................     9,600        12,250        33,749
    Gain from collection of note receivable..........    18,450            --            --
    Litigation settlement............................   (42,750)           --            --
    Gain from adjustment of contingency reserve......    24,000            --            --
    Expense of debt exchange transaction.............    (9,651)           --            --
    Expense of corporate conversion transaction......        --        (2,144)       (6,500)
    Other............................................     3,235        (3,479)       (4,222)
                                                       --------       -------       -------
                                                       $  6,838       $14,435       $20,967
                                                       --------       -------       -------
                                                       --------       -------       -------

     The securities gains (losses) relate to Mesa's investments in marketable securities and futures contracts that are not accounted for as hedges of production. See discussion above under "Results of Operations" regarding oil and gas property sales. The gain recorded from collection of a note receivable relates to a note receivable from Bicoastal Corporation, which was in bankruptcy. Mesa's claims in the bankruptcy exceeded its recorded receivable. As of year-end 1993, Mesa had collected the full amount of its allowed claims plus a portion of the interest due on such claims.

     The litigation settlement charge relates to Mesa's early 1994 settlement of a lawsuit with Unocal. The litigation related to a 1985 investment in Unocal by Mesa's predecessor and certain other defendants. The plaintiffs had sought to recover alleged "short-swing profits" plus interest totaling over $150 million pursuant to Section 16(b) of the Securities Exchange Act of 1934. In early 1994, Mesa and the other defendants reached a settlement with the plaintiffs and agreed to pay $47.5 million to Unocal, of which Mesa's share was $42.8 million. The Court approved the settlement on February 28, 1994 and Mesa issued additional Secured Discount Notes with a face amount of $48.2 million. Mesa used the proceeds from the issuance of notes of $42.8 million to pay its share of the settlement.

     In the fourth quarter of 1993, Mesa completed a settlement with the Internal Revenue Service ("IRS") resolving all tax issues relating to the 1984 through 1987 tax returns of Mesa's predecessor. Mesa had previously established contingency reserves for the IRS claims and certain other contingent liabilities in excess of the actual and estimated liabilities. As a result of the settlement with the IRS and the resolution and revaluation of certain other contingent liabilities, Mesa recorded a net gain of $24 million in the fourth quarter of 1993.

     The debt exchange expense relates to costs associated with Mesa's debt exchange completed in 1993. See additional discussion under "-- Capital Resources and Liquidity" below. The corporate conversion expense relates to costs associated with the year-end 1991 conversion of Mesa Limited Partnership (the "Partnership") to MESA Inc.

PRODUCTION ALLOCATION AGREEMENT

     Effective January 1, 1991, Mesa entered into the Production Allocation Agreement ("PAA") with CIG which allocates 77% of reserves and production from the West Panhandle field to Mesa and 23% to CIG. During 1993, 1992 and 1991, Mesa produced and sold 74%, 61% and 58%, respectively, of total production from the field; the balance of field production was sold by CIG. Mesa records its 77% ownership interest in natural gas production as revenue. The difference between the net value of production sold by Mesa and the net value of its 77% entitlement is accrued as a gas balancing receivable. The revenues and costs associated with such accrued production are included in results of operations.

     The following table presents the incremental effect on production and results of operations from entitlement production recorded in excess of actual sales as a result of the PAA.

                                                             YEARS ENDED DECEMBER 31
                                                       ------------------------------------
                                                        1993           1992          1991
                                                       -------       --------       -------
                                                              (DOLLARS IN THOUSANDS)
    Revenues accrued.................................  $ 5,145       $ 23,270       $17,378
    Costs and expenses accrued.......................   (1,059)        (6,073)       (4,362)
    Depreciation, depletion and amortization.........   (1,244)       (10,764)       (7,741)
                                                       -------       --------       -------
                                                       $ 2,842       $  6,433       $ 5,275
                                                       -------       --------       -------
                                                       -------       --------       -------
    Production Accrued:
      Natural gas (MMcf).............................      740          6,772         4,834
      Natural gas liquids (MBbls)....................      106            972           671

     At December 31, 1993, the long-term gas balancing receivable from CIG, net of accrued costs, relating to the PAA was $34.3 million, which is included in other assets in the consolidated balance sheet. The provisions of the PAA allow for periodic and ultimate cash balancing to occur. The PAA also provides that CIG may not take in excess of its 23% share of ultimate production.

     Mesa entered into an amendment to the PAA in 1993 which allows Mesa, for the first time, to market its residue natural gas production outside of Amarillo, Texas, but which also limits Mesa's production to 35 Bcf of unprocessed gas in 1993 and 32 Bcf annually in 1994 through 1996. Mesa produced its entire 35 Bcf entitlement in 1993.

CAPITAL RESOURCES AND LIQUIDITY

     Mesa is a highly leveraged company with total long-term debt of $1.2 billion. In recent years, Mesa has repaid or refinanced a substantial amount of its debt, including pursuant to a debt exchange (the "Debt Exchange") completed in August 1993 in which almost $600 million of the 12% Subordinated Notes and the 13 1/2% Subordinated Notes (together, the "Subordinated Notes") and $100 million of bank debt were restructured. The Debt Exchange (more fully described in Note 4 to the Consolidated Financial Statements of the Company) resulted in the issuance of new debt securities, including the Secured Discount Notes and the Unsecured Discount Notes (together, the "Discount Notes"), in exchange for substantially all of the Subordinated Notes. The primary benefit to Mesa of the Debt Exchange was to defer beyond June 30, 1995 the payment of $150 million of interest payments which would have otherwise been required from mid-1993 through mid-1995. The completion of the Debt Exchange and the settlement of the Unocal litigation have afforded Mesa greater opportunity and flexibility to continue to reduce or refinance its debt. Accordingly, Mesa is making an equity offering as set forth in this Prospectus and, subject to market conditions, may also issue additional long-term debt pursuant to a shelf registration statement filed with the SEC in March 1994. Mesa intends to use the proceeds from this Offering or any debt offering to reduce or refinance debt.

     Current Financial Condition

     Mesa owns and operates its oil and gas properties through direct and indirect subsidiaries. MOC owns all of Mesa's interest in the West Panhandle field of Texas and the Gulf Coast and the Rocky Mountain area. At December 31, 1993, MOC owned an approximate 81% limited partnership interest in HCLP. Subsequent to December 31, 1993, MOC received an additional 18% interest in HCLP from another subsidiary as partial payment for intercompany debt. HCLP owns substantially all of Mesa's Hugoton field natural gas properties. HCLP was established in 1991 to own these properties and to issue $616.5 million initial principal amount of secured notes (the "HCLP Secured Notes"). The assets of HCLP, which is required to maintain separate existence from the Company and its other subsidiaries, are generally not available to pay creditors of the Company or such other subsidiaries. The HCLP agreements require proceeds from production to be applied towards payment of HCLP's operating, administrative and capital costs and to service HCLP's debt. To the extent cash flows exceed these requirements, such excess cash is generally available for distribution to the Mesa subsidiaries that own HCLP's equity.

     The following table summarizes certain components of Mesa's financial position and cash flows as of and for the year ended December 31, 1993 (in thousands):

                                                                         OTHER
                                                                      SUBSIDIARIES
                                              MOLP(A)       HCLP        COMBINED         TOTAL
                                              --------    --------    ------------    ------------
    Debt:
      Credit Agreement and other............. $ 64,453    $     --      $     --       $    64,453
      HCLP Secured Notes.....................       --     541,600            --           541,600
      Secured Discount Notes(b)..............  472,939          --            --           472,939
      Unsecured Discount Notes...............  148,576          --            --           148,576
      12% Subordinated Notes.................    6,336          --            --             6,336
      13 1/2% Subordinated Notes.............    7,390          --            --             7,390
                                              --------    --------    ------------    ------------
                                              $699,694    $541,600      $     --       $ 1,241,294
                                              --------    --------    ------------    ------------
                                              --------    --------    ------------    ------------
    Cash and securities(c)................... $ 16,198    $ 40,446      $ 93,384       $   150,028
                                              --------    --------    ------------    ------------
                                              --------    --------    ------------    ------------
    Working capital (deficit)................ $ (8,494)   $ (9,692)     $ 94,344       $    76,158
                                              --------    --------    ------------    ------------
                                              --------    --------    ------------    ------------
    Restricted cash (in noncurrent assets)... $     --    $ 62,649      $     --       $    62,649
                                              --------    --------    ------------    ------------
                                              --------    --------    ------------    ------------
    Operating cash flows before interest..... $ 34,976    $ 72,154      $   (529)      $   106,601
    Interest payments, net(d)................  (30,547)    (50,185)        2,051           (78,681)
                                              --------    --------    ------------    ------------
    Cash flows from operating activities..... $  4,429    $ 21,969      $  1,522       $    27,920
                                              --------    --------    ------------    ------------
                                              --------    --------    ------------    ------------

- ---------------

(a)  MOLP was merged into MOC on January 5, 1994.

(b) In March 1994, the Company issued additional Secured Discount Notes and used the proceeds of $42.8 million to fund Mesa's portion of the Unocal settlement. See "Other Income (Expense)."

(c)  Included in working capital (deficit).

(d)  Cash interest payments, net of interest income.

     Mesa's Credit Agreement is a credit facility under which approximately $59 million of borrowings and $10 million of letter of credit obligations were outstanding at December 31, 1993. Obligations under the Credit Agreement are secured by a first lien on MOC's West Panhandle properties, Mesa's equity interest in MOC and a 76% equity interest in HCLP. Borrowings under the Credit Agreement are due in various installments through June 1995. The Company and MOC are obligors under the Credit Agreement. The HCLP Secured Notes, for which HCLP is the sole obligor, are secured by its Hugoton field properties and are due in semiannual installments through August 2012, but may be repaid earlier depending on the rate of production from the properties. The Secured Discount Notes are due in June 1998 and are secured by second liens on

MOC's West Panhandle properties and a 76% equity interest in HCLP. The Unsecured Discount Notes are due in June 1996. The 12% Subordinated Notes are unsecured and have a stated maturity of August 1996 and the 13 1/2% Subordinated Notes (also unsecured) have a stated maturity of May 1999. The Discount Notes and both issues of Subordinated Notes are obligations of the Company and MOC.

     Equity Offering

     Pursuant to this Offering, Mesa is selling an additional 23 million shares of its Common Stock. Mesa intends to use the proceeds from this Offering to redeem all of the $13.7 million principal amount of currently outstanding Subordinated Notes and substantially all of the $178.8 million face amount at maturity of outstanding Unsecured Discount Notes ($154.9 million accreted value at April 30, 1994).

     Cash Requirements

     The following tables summarize MOC's and HCLP's 1994 through 1997 forecast cash requirements for interest, debt principal and capital expenditures assuming
(i) no changes in Mesa's capital structure and (ii) completion of this Offering with $140 million of net proceeds. The tables also summarize MOC's and HCLP's actual 1993 cash payments for such items.

                                       ACTUAL                       FORECAST
                                       -------    --------------------------------------------
                                        1993        1994        1995        1996        1997
                                       -------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
    MOC (assuming no changes
      in capital structure):
      Interest payments, net(a)....... $30,547    $  1,900    $ 52,700    $103,300    $101,500
      Principal repayments(c).........  40,852      24,800      39,600     185,100          --
      Capital expenditures(b).........  20,622      17,800      19,200      20,400       8,700
                                       -------    --------    --------    --------    --------
                                       $92,021    $ 44,500    $111,500    $308,800    $110,200
                                       -------    --------    --------    --------    --------
                                       -------    --------    --------    --------    --------
    MOC (assuming completion
      of the Offering and no other
      changes in capital structure):
      Interest payments, net(a)....... $30,547    $  1,000    $ 41,400    $ 85,900    $ 88,000
      Principal repayments............  40,852     163,700      39,600      34,300          --
      Capital expenditures(b).........  20,622      17,800      19,200      20,400       8,700
                                       -------    --------    --------    --------    --------
                                       $92,021    $182,500    $100,200    $140,600    $ 96,700
                                       -------    --------    --------    --------    --------
                                       -------    --------    --------    --------    --------
    HCLP (same under both
      assumptions):
      Interest payments, net(a)....... $50,185    $ 48,100    $ 43,600    $ 38,500    $ 33,600
      Principal repayments............  39,250      42,900      39,300      45,400      46,700
      Capital expenditures(b).........   8,090       9,700       9,200       3,900          --
                                       -------    --------    --------    --------    --------
                                       $97,525    $100,700    $ 92,100    $ 87,800    $ 80,300
                                       -------    --------    --------    --------    --------
                                       -------    --------    --------    --------    --------

- ---------------

(a)  Cash interest payments, net of interest income.

(b) Forecast capital expenditures represent Mesa's best estimate of drilling and facilities expenditures required to attain projected levels of production from its existing properties during the forecast period. Contractual commitments with a major gas purchaser in the Hugoton field require expenditures, primarily for compression, of a total of approximately $7.1 million by HCLP during 1994 and 1995, which amounts are included in amounts set forth in the table for such years. Mesa may incur capital expenditures in addition to those reflected in the table.

(c) Does not consider potential acceleration if Mesa's tangible adjusted equity falls below the requirement set forth in the Credit Agreement. See discussion under "Debt Covenants."

    Debt Covenants

     The Credit Agreement contains restrictive covenants which require Mesa to maintain tangible adjusted equity, as defined, of at least $50 million and a ratio of cash flow and available cash to debt service, as each is defined, of at least 1.50 to 1. At December 31, 1993, tangible adjusted equity was $114.9 million and the ratio was 2.32 to 1. Assuming no changes in its capital structure or in existing business conditions, Mesa's financial forecasts indicate that it will continue to report net losses and that tangible adjusted equity, as defined, is likely to fall below the $50 million requirement in the second half of 1994. The financial forecasts also indicate that Mesa will have adequate financial resources, including available cash and securities, to satisfy any obligations which may become due under the Credit Agreement in the event the tangible adjusted equity covenant is not satisfied and cannot be renegotiated or compliance therewith waived. At December 31, 1993, Mesa had approximately $110 million of cash and securities excluding cash held at HCLP. In addition, payment of the settlement amount to Unocal did not cause the ratio of cash flow and available cash to debt service to fall below the required level. If this Offering is completed, Mesa anticipates that tangible adjusted equity will not fall below the requirement before maturity of the amounts outstanding under the Credit Agreement. The Credit Agreement and the indentures governing the Discount Notes restrict, among other things, Mesa's ability to incur additional indebtedness, create liens, pay dividends, acquire stock or make investments, loans and advances.

    Company Resources and Alternatives

     Mesa's cash flows from operating activities are substantially dependent on the amount of natural gas and NGLs produced and the prices received for such production. Whether or not this Offering is completed, Mesa expects cash from operating activities, together with available cash and securities balances, will be sufficient to meet its debt principal and interest obligations and capital expenditures through December 31, 1995. Production and prices received from HCLP's properties, together with cash held within HCLP, are expected to generate sufficient cash flow to meet HCLP's required principal, interest and capital obligations through 1995 and beyond. However, HCLP's cash flows are not expected to be sufficient to permit HCLP to distribute any cash to the Company's other subsidiaries until 1995.

     On December 31, 1995, Mesa will begin making interest payments on the Discount Notes. Absent completion of this Offering or other changes in Mesa's capital structure prior to such date, Mesa will be required to make cash interest payments related to the Discount Notes totaling approximately $51 million on December 31, 1995 and cash interest payments totaling approximately $90 million during 1996. In addition, the Unsecured Discount Notes in the amount of $178.8 million and the 12% Subordinated Notes in the amount of $6.3 million mature in mid-1996. Completion of this Offering and application of the net proceeds therefrom (assuming net proceeds of $140 million) to reduce debt as set forth under "Use of Proceeds" will result in the elimination of substantially all 1996 principal repayment obligations on such Notes. Interest payment obligations on December 31, 1995 and during 1996 will also decrease. Mesa's financial forecasts, which assume that natural gas price realizations escalate at an average of 6.5% per year through 1996 from 1993 levels, indicate that Mesa will have available cash sufficient to meet its debt service and capital requirements until the Secured Discount Notes mature in June 1998 even if no changes are made in Mesa's capital structure other than completion of this Offering. Mesa has also filed a shelf registration statement for the issuance and sale of debt securities. Mesa intends to use the proceeds of any such additional issuance of debt securities to retire existing debt.

     There can be no assurance that Mesa will be able to complete the Offering or that it will be able to issue any new debt securities.

    Other

     Mesa recognizes its ownership interest in natural gas production as revenue. Actual production quantities sold may be different from Mesa's ownership share of production in a given period. Mesa records these differences as gas balancing receivables or as deferred revenue. Net gas balancing underproduction represented approximately 3% of total equivalent production in 1993 compared with 12% during the same period in 1992. The gas balancing receivable or deferred revenue component of natural gas and natural gas liquids revenues in future periods is dependent on future rates of production, field allowables and the amount of production taken by Mesa or by its joint interest partners.

     Mesa invests from time to time in marketable equity and other securities and in commodity and futures contracts, primarily related to crude oil and natural gas. Mesa also enters into natural gas futures contracts as a hedge against natural gas price fluctuations.

     Management does not anticipate that inflation will have a significant effect on Mesa's operations.

                                    BUSINESS

GENERAL

     Mesa is one of the largest independent oil and gas companies in the United States and considers itself one of the most efficient operators of domestic natural gas properties. As of December 31, 1993, Mesa owned approximately 1.7 trillion cubic feet of equivalent proved natural gas reserves.

     Over 70% of Mesa's total equivalent proved reserves are natural gas and the balance are principally NGLs, which are extracted from natural gas through processing plants. Substantially all of Mesa's reserves are proved developed reserves. The estimated future net cash flows before income taxes from Mesa's proved reserves, as determined in accordance with the regulations of the SEC as of December 31, 1993, were approximately $2.3 billion and had a net present value (discounted at 10%) before income taxes of approximately $1.1 billion. Estimates of reserves for approximately 96% of the quantities shown herein have been prepared by DeGolyer and MacNaughton, independent consulting petroleum engineers ("D&M"). Quantities stated as equivalent natural gas reserves are based on a factor of 6 thousand cubic feet ("Mcf") of natural gas per barrel ("Bbl") of liquids. See "-- Reserves."

     Mesa's principal business strategy includes (i) maximizing the value of its existing high-quality, long-life reserves through efficient operating and marketing practices, (ii) processing natural gas to extract premium products such as NGLs and helium, (iii) conducting selective exploratory and development activities, primarily through the development of additional reserves in certain deeper portions of the West Panhandle field reservoir and development and exploratory drilling in the Gulf of Mexico based on evaluation of 3-D seismic surveys, (iv) making acquisitions of producing properties with exploration and development potential in areas where Mesa has operating experience and expertise, and (v) promoting the use of natural gas as a transportation fuel and developing and marketing natural gas fuel equipment for the transportation market.

     At December 31, 1993, Mesa employed 383 persons.

PROPERTIES

     Over 96% of Mesa's reserves are concentrated in the Hugoton field of southwest Kansas and the West Panhandle field of north Texas. The two fields are each part of a reservoir that extends from southwest Kansas, through the Oklahoma panhandle, and into the Texas panhandle. These fields, which produce gas from depths of 3500 feet or less, are known for their stable long-life production profiles. Although the two fields are part of the same reservoir, Mesa's interests in these fields are operated separately and are subject to different contractual and marketing arrangements. Due to the long-life nature of the Hugoton and West Panhandle properties, Mesa expects to be able to maintain a relatively stable production profile from its existing properties for the remainder of the decade, regardless of acquisitions or exploration or development success in other areas. Mesa's other properties are primarily in the Gulf of Mexico.

     Over the past several years Mesa has concentrated its efforts on fully developing its existing long-life reserve base and improving its marketing flexibility. In the Hugoton field, these efforts have included infill drilling, additional compression and gathering facilities, and construction of a new natural gas processing plant. In the West Panhandle field, development activities have included well workovers and deepenings, adding compression facilities, and expanding and upgrading natural gas processing facilities. Mesa has renegotiated its contractual arrangements in the West Panhandle field to more clearly define its rights to production and to create greater marketing flexibility. Mesa has also negotiated new natural gas sales contracts to provide market based pricing on most of its production. Two significant gas sales contracts will expire in 1995, giving Mesa a substantial amount of uncommitted deliverability available for sale after that date.

     Hugoton Field

     The Hugoton field in southwest Kansas began producing in 1922, and is the largest producing gas field in the continental United States. Mesa's Hugoton properties, which represent approximately 13% of the total field, are concentrated in the center of the field on over 230,000 net acres, covering approximately 400 square miles. The gas from these properties is produced from over 1,000 wells, approximately 950 of which are operated by Mesa, and in which Mesa has an average working interest of 95%. Mesa owns substantially all of the gathering and processing facilities which service its production from the Hugoton field and which allow Mesa to control the production stream from the well bore to the various interconnects it has with major intrastate and interstate pipelines.

     Mesa's Hugoton properties are capable of producing over 260 MMcf of wellhead natural gas per day. Substantially all of Mesa's Hugoton production is processed through its newly constructed Satanta Plant. After processing, Mesa has available to market over 175 MMcf of residue (processed) gas and 13,000 Bbls of NGLs from the Satanta Plant on a peak production day. Mesa's production in the Hugoton field is limited by allowables set by state regulators. Mesa attempts to shift as much of its production as is practicable into the heating season, when prices are generally higher. Mesa believes that its ability to aggregate significant volumes of natural gas and NGLs at central delivery points enhances its marketing opportunities and competitive position within the industry.

     Substantially all of Mesa's Hugoton properties are owned by a wholly owned subsidiary, HCLP. Mesa's Hugoton properties accounted for 64% of Mesa's equivalent proved reserves and 71% of the present value of estimated future net cash flows before income taxes, determined as of December 31, 1993 in accordance with SEC guidelines. The Hugoton properties accounted for approximately 48%, 40% and 44% of Mesa's oil and gas revenues for the years ended December 31, 1993, 1992 and 1991, respectively. The percentage of revenues from the Hugoton field has been less than the percentage of equivalent proved reserves due primarily to the longer life of the Hugoton properties compared to Mesa's other properties and, in 1992 and 1993, to lower production levels caused by allowable restrictions. See "Production -- Hugoton Field."

     West Panhandle Field

     The West Panhandle properties are located in the northern panhandle region of Texas, and are geologically similar to Mesa's Hugoton properties. Natural gas from these properties is produced from 586 wells which Mesa operates on 191,000 net acres. All of Mesa's West Panhandle production is processed through Mesa's recently expanded Fain natural gas processing plant (the "Fain Plant").

     Mesa's West Panhandle reserves are owned and produced pursuant to contracts (collectively called the "B Contract") with CIG, originally executed in 1928 by predecessors of both companies. The B Contract allocates 77% of the production from the West Panhandle field properties to Mesa and 23% to CIG, effective as of January 1, 1991. Under the B Contract and associated agreements, Mesa operates the wells and production equipment and CIG owns and operates the gathering system by which Mesa's production is transported to the Fain Plant. CIG also performs certain administrative functions. Each party reimburses the other for certain costs and expenses incurred for the joint account.

     Mesa's West Panhandle properties are owned by MOC. As of December 31, 1993, Mesa's West Panhandle properties represented approximately 32% of Mesa's equivalent proved reserves, and approximately 29% of the present value of estimated future net cash flows before income taxes, determined in accordance with SEC guidelines. Production from the West Panhandle properties accounted for approximately 40%, 39% and 36% of Mesa's oil and gas revenues for the years ended December 31, 1993, 1992 and 1991, respectively. Although the West Panhandle properties are long-life, the percentage of Mesa's revenues represented by West Panhandle production has been greater than the percentage of equivalent proved reserves represented by such properties. This is a result of higher prices received under a sales contract for approximately 40% of Mesa's West Panhandle residue gas production, as well as the higher yield of NGLs extracted from West Panhandle natural gas as compared to Hugoton natural gas.

     The Fain Plant is capable of processing up to 120 MMcf of natural gas per day. West Panhandle Field natural gas contains a high quantity of NGLs. As a result, processing this gas yields relatively greater liquid volumes than recoveries realized in other natural gas fields. For example, on a peak day, Mesa can extract over 11,000 Bbls of NGLs at its Fain Plant from an inlet gas volume of 120 MMcf.

     Gulf Coast and Other

     Mesa's Gulf Coast properties are located offshore Texas and Louisiana. Mesa has operated in the Gulf of Mexico since 1970 and currently owns interests in 37 blocks which have produced approximately 400 Bcfe (net to Mesa's interest) over their productive lives. As of December 31, 1993, these properties had an estimated 26 Bcfe of remaining proved reserves. In previous years, Mesa owned interests in approximately

200 blocks in the Gulf of Mexico. In addition, Mesa maintains a seismic database covering over 100,000 miles in the Gulf of Mexico and an office in Lafayette, Louisiana to oversee production from its properties. Mesa's working interests in 7 of its 37 blocks are subject to a net profits interest owned by the Mesa Offshore Trust. Mesa's other producing properties are located in the Rocky Mountain area in the United States. Together, Mesa's Gulf Coast and other producing properties accounted for 4% of 1993 year-end reserves.

     Mesa's non-oil and gas tangible properties include buildings, leasehold improvements and office equipment, primarily in Amarillo, Dallas, and Fort Worth, Texas, and certain other assets. Non-oil and gas tangible properties comprise less than 5% of the net book value of Mesa's properties.

RESERVES

     Proved reserve estimates for Mesa's Hugoton and West Panhandle properties were prepared in accordance with SEC guidelines by D&M. The reserve estimates for Mesa's Gulf Coast and Rocky Mountain properties were prepared by Mesa engineers, also in accordance with SEC guidelines. The properties on which reserves were estimated by D&M represent approximately 96% of Mesa's total proved reserves.

     The following table summarizes the estimated proved reserves and estimated future cash flows associated with Mesa's oil and gas properties as of December 31, 1993 (dollar amounts in thousands):

    Proved reserves:
      Natural gas (MMcf).....................................................   1,202,444
      Natural gas liquids, oil and condensate (MBbls)........................      82,446
    Future cash flows:
      Future cash inflows....................................................  $3,723,760
      Operating costs........................................................    (897,244)
      Production and ad valorem taxes........................................    (439,980)
      Development and abandonment costs......................................     (80,310)
      Future income taxes....................................................    (240,017)
                                                                               ----------
              Future net cash flows..........................................  $2,066,209
                                                                               ----------
                                                                               ----------
    Present value of future net cash flows
      discounted at 10% ("Present Value") after income taxes.................   $ 986,931
                                                                               ----------
                                                                               ----------
    Present Value before income taxes........................................  $1,068,740
                                                                               ----------
                                                                               ----------

     In accordance with SEC guidelines, future prices for natural gas were based on market prices as of December 31, 1993 without future escalation and, where applicable, contract terms (including fixed and determinable price escalations under existing contracts). Market prices as of December 31, 1993 were used for future sales of oil, condensate and NGLs. Future operating costs, production and ad valorem taxes and capital costs were based on current costs as of year-end 1993, with no escalation.

     Natural gas prices in effect at December 31, 1993 (having a weighted average of $2.14 per Mcf) may not be the most appropriate or representative prices to use for estimating future cash flows from the reserves since such prices are influenced by the seasonal demand for natural gas. The average price received by Mesa for sales of natural gas in 1993 was $1.79 per Mcf. Assuming all other variables used in the calculation of reserve data are held constant, Mesa estimates that each $.10 change in the average sales price per Mcf for natural gas would affect Mesa's estimated future net cash flows and the present value thereof, both before income taxes, by $108 million and $48 million, respectively.

     The following table summarizes estimated proved reserves as of December 31, 1993 by major area of operation:

                                                                                     NATURAL GAS
                                                  GAS         NGLS         OIL       EQUIVALENTS
                                               ---------     -------     -------     -----------
                                                 (MMCF)      (MBBLS)     (MBBLS)       (MMCFE)
    Hugoton..................................    869,229     36,663          --       1,089,207
    West Panhandle...........................    282,899     42,447       1,767         548,183
    Other....................................     50,316         40       1,529          59,730
                                               ---------     -------     -------     -----------
              Total..........................  1,202,444     79,150       3,296       1,697,120
                                               ---------     -------     -------     -----------
                                               ---------     -------     -------     -----------

     Estimates of reserves for approximately 96% of the quantities shown above have been prepared by D&M. Mesa's internal estimates of proved reserves as of December 31, 1993 for the Hugoton and West Panhandle areas exceed those of D&M by about 450 Bcfe, or approximately 27%. The higher reserve estimates are primarily attributable to higher recoveries that Mesa expects to realize from the 381 infill wells that have been drilled on its Hugoton properties, most of which were drilled between 1987 and 1990.

     Petroleum engineering is not an exact science. Information relating to Mesa's proved oil and gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and gas reserves and of future net revenues necessarily depend upon a number of variable factors and assumptions, such as historical production performance, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net revenues expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to Mesa's reserves will likely vary from estimates, and such variances may be material.

     The present values of future net revenues referred to herein should not be construed as the current market value of the estimated oil and gas reserves attributable to Mesa's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net revenues from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. Mesa's producing properties in the Hugoton field and the West Panhandle field are subject to production limitations imposed by state regulatory authorities, by contracts or both, and any future limitation on production would affect the estimates of future net cash flows. The timing of actual future net revenues from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry.

     During 1993, Mesa filed Form EIA-23, which includes reserve estimates prepared by D&M, with the Energy Information Administration of the Department of Energy ("EIA"). Such reserve estimates did not vary from those estimates contained herein by more than five percent.

     The estimated quantities of proved oil and gas reserves, the standardized measure of future net cash flows from proved oil and gas reserves ("Standardized Measure") and the changes in the Standardized Measure for each of the three years in the period ended December 31, 1993 are included under "Supplemental Financial Data" in the Consolidated Financial Statements of the Company.

PRODUCTION

     The Hugoton and West Panhandle fields are both mature reservoirs that are substantially developed and have long-life production profiles. Assuming continuation of existing economic and operating conditions (including the Hugoton field regulatory changes discussed below), Mesa expects to be able to maintain annual productive capacity from its existing properties through the end of this decade that approximates or exceeds such properties' 1993 equivalent production of approximately 115 Bcfe. Certain factors affecting production in Mesa's various fields are discussed in greater detail below.

     Hugoton Field

     Natural gas production from the Hugoton field is subject to numerous state and federal laws and Federal Energy Regulatory Commission ("FERC") regulations. The KCC is the state regulatory agency that regulates oil and gas production in Kansas. One of the KCC's most important responsibilities is the determination of market demand (allowables) for the field and the allocation of allowables among the more than 5,000 wells in the field.

     Twice each year, the KCC sets the fieldwide allowable production at a level estimated to be necessary to meet the Hugoton market demand for the summer and winter production periods. The fieldwide allowable is then allocated among individual wells based on a series of calculations that are principally based on each well's pressure, deliverability and acreage. The allowables assigned to individual wells are affected by the relative production, testing and drilling practices of all producers in the field, as well as the relative pressure and deliverability performance of each well.

     Generally, fieldwide allowables are influenced by overall gas market supply and demand in the United States, as well as specific nominations for gas from the parties who produce or purchase gas from the field. Since 1987, fieldwide allowables have increased in each year except 1991. The total field allowable in 1993 was 578 Bcf. Between 1989 and 1991, Mesa's percentage of actual field production increased from a historical average of 13% to 16% because other operators produced less than their assigned allowables, and because Mesa produced its assigned allowable share and its underages (cumulative allowables not produced in the periods assigned) from prior years. Mesa also increased its productive capacity by substantially completing its infill well development program before other producers. In 1992 and 1993, Mesa's share of allowables was reduced, essentially presenting other producers with an opportunity to catch up to Mesa's more aggressive production rate from 1989 through 1991. In 1992 and 1993, Mesa's net Hugoton production totaled 55.5 Bcfe and 57.0 Bcfe, respectively, compared to 72.1 Bcfe in 1991.

     The KCC held hearings from August 1992 to September 1993 to consider changes to the manner in which fieldwide allowables are allocated among individual wells within the Hugoton field. Specifically, the KCC considered proposals from various producers to amend calculations of well deliverability, the allocation of allowables for infilled units, and the makeup of underages from prior periods. On February 2, 1994, the KCC issued an order, effective as of April 1, 1994, establishing new field rules which modify the formulas and calculations used to allocate allowables among wells in the field. For example, the standard pressure against which each well's deliverability is measured will be reduced by 35%, greatly benefitting Mesa's high deliverability wells. Also, the new rules assign a 30% greater allowable to 640-acre units with infill wells than similar units without infill wells. Substantially all of Mesa's Hugoton infill wells have been drilled, resulting in an increase to Mesa in assigned allowables for 1994. The new field rules also allow Hugoton producers to make up underages over a 10-year period. The KCC reported underages for the entire field of approximately 950 Bcf, of which Mesa's share is 27 Bcf. Mesa expects to continue producing its underages during the make-up period.

     Mesa anticipates that the implementation of the new Hugoton field rules, the increased yield of NGLs from the Satanta Plant and certain other factors will result in an approximate 25% increase in its Hugoton field production in 1994 to over 70 Bcfe, assuming continuation of existing economic and operating conditions.

     Excluding reserve acquisitions, Mesa has invested over $120 million in capital expenditures in Hugoton since 1986, but expects future capital expenditures to be substantially lower. The previous capital expenditures included $54 million to drill 381 infill wells, $43 million to construct the new Satanta Plant and related facilities, and $26 million to upgrade compression facilities, production equipment and pipeline interconnects in order to increase production capacity and marketing flexibility. During periods of peak demand, Mesa's wells in the Hugoton field are capable of producing more than 260 MMcf of wet gas per day on a sustained basis.

     West Panhandle Field

     Mesa's production of wet gas from the West Panhandle field (i.e., gas production at the wellhead before processing and before reduction for royalties) is governed by the B Contract. Mesa was entitled to wet gas production of 35 Bcf for 1993 and will be entitled to 32 Bcf per year for 1994 through 1996. After deductions for processing and royalties, Mesa expects that 32 Bcf of wet gas production will result in annual net production volumes of approximately 21 Bcf of residue gas and 3 million Bbls of NGLs. Beginning in 1997, Mesa will have the right to market and sell as much gas as it can produce, subject to specific CIG seasonal and daily entitlements as provided for under the B Contract. Assuming continuation of existing economic and operating conditions, Mesa expects its existing West Panhandle properties will be able to produce an average of 33 Bcf of wet gas per year for sale in the years 1997 through 2000.

     The PAA contains provisions which allocate 77% of ultimate production from the B Contract properties after January 1, 1991 to Mesa and 23% to CIG. As a result, Mesa records 77% of total annual B Contract production as sales, regardless of whether Mesa's actual deliveries are greater or less than the 77% share. The difference between Mesa's 77% entitlement and the amount of production actually sold by Mesa to its customers is recorded monthly as production revenue with corresponding accruals for operating costs, production taxes, depreciation, depletion and amortization and gas balancing receivables. At December 31, 1993, a long-term gas balancing receivable of $34.3 million relating to the B Contract was recorded in Mesa's balance sheet in other assets. In future years, as Mesa sells to customers more than its 77% entitlement share of field production, this receivable will be realized.

NATURAL GAS PROCESSING

     Mesa, like other producers, processes its natural gas production for the extraction of NGLs because certain components of the gas stream have higher market value in processed form than in non-processed, wet gas form. Mesa has recently made substantial capital investments to enhance its natural gas processing and helium extraction capabilities in the Hugoton and West Panhandle fields. Mesa owns and operates its own processing facilities so that it can (i) capture the processing margin for itself, as third party processing agreements generally available in the industry result in retention of a significant portion of the processing margin by the contract processor; and (ii) control the quality of the residue gas stream, permitting it to market gas directly to pipelines for delivery to end users. In addition, Mesa believes that the ability to control its production stream from the wellhead through its processing facilities to disposition at central delivery points enhances its marketing opportunities and competitive position in the industry.

     Through its natural gas processing plants, Mesa extracts raw NGLs and crude helium from the wet natural gas stream. The NGLs are then transported and fractionated into their constituent hydrocarbons such as propane, butane, ethane, isobutane and natural gasolines. The NGLs and helium are then sold pursuant to contracts providing for market based prices. Mesa produced 5 million Bbls of NGLs in 1993.

     Satanta Natural Gas Processing Plant

     Historically, approximately one-half of Mesa's Hugoton production was processed through the Ulysses natural gas processing plant for the extraction of NGLs. In the third quarter of 1993, Mesa completed the Satanta Plant. The Satanta Plant has the capacity to process 250 MMcf of natural gas per day, and enables Mesa to extract natural gas liquids from substantially all of the gas produced from its Hugoton field properties. The Satanta Plant also has the ability to extract helium from the gas stream. In December 1993, the Satanta Plant averaged 225 MMcf per day of inlet gas and produced a daily average of 11,000 Bbls of NGLs, 430 Mcf of crude helium and 175 MMcf of residue natural gas.

     Fain Natural Gas Processing Plant

     Wet gas produced from the West Panhandle field contains a high quantity of NGLs, yielding relatively greater NGL volumes than realized from other natural gas fields. Mesa completed an expansion of the Fain Plant in late 1992 to increase its inlet capacity from 90 MMcf per day to 120 MMcf per day. In December 1993, the Fain Plant averaged 107 MMcf per day of inlet gas and produced a daily average of 10,700 Bbls of NGLs, 280 Mcf of crude helium and 80 MMcf of residue natural gas.

SALES AND MARKETING

     Following the processing of the wet gas, Mesa sells the dry, or residue, natural gas and the NGLs pursuant to various short-term and long-term sales contracts. Substantially all of Mesa's gas and NGL sales are made at market prices, with the exception of certain West Panhandle field volumes. Due to a number of market forces, including the seasonal nature of demand for natural gas, both sales volumes from Mesa's properties and sales prices received vary on a seasonal basis. Sales volumes and price realizations for natural gas are generally higher during the first and fourth quarters of each calendar year.

     The following table shows Mesa's natural gas and NGL production and prices by area for the past three years.

                             PRODUCTION                            1993     1992      1991
    ------------------------------------------------------------  -------  -------  --------
    Natural gas (MMcf)
      Hugoton...................................................   47,476   48,592    63,367
      West Panhandle............................................   23,786   26,380    23,591
      Other(1)..................................................    8,558   14,555    21,564
                                                                  -------  -------  --------
              Total.............................................   79,820   89,527   108,522
                                                                  -------  -------  --------
                                                                  -------  -------  --------
    Natural gas liquids (MBbls)
      Hugoton...................................................    1,481      898     1,235
      West Panhandle............................................    3,480    3,794     3,279
      Other(1)..................................................       89      148       211
                                                                  -------  -------  --------
              Total.............................................    5,050    4,840     4,725
                                                                  -------  -------  --------
                                                                  -------  -------  --------

- ---------------

(1) Includes production through the date of sale from properties that have been sold. The most significant property sales occurred in 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for disclosure of production from sold properties.

                               PRICES                               1993     1992     1991
    -------------------------------------------------------------  ------   ------   ------
    Weighted average sales price:
      Natural gas (per Mcf)
         Hugoton.................................................  $ 1.78   $ 1.56   $ 1.29
         West Panhandle..........................................    1.72     1.80     1.85
         Other...................................................    2.04     1.74     1.94
                                                                   ------   ------   ------
              Average(1).........................................    1.79     1.72     1.54
      Natural gas liquids (per Bbl)
         Hugoton.................................................  $12.35   $13.98   $14.65
         West Panhandle..........................................   12.04    11.92    12.58
         Other...................................................   12.55    12.50    11.44
                                                                   ------   ------   ------
              Average............................................   12.14    12.32    13.07

- ---------------

(1) The average natural gas price for all properties for the years 1992 and 1991 reflects $.06 per Mcf and $.08 per Mcf, respectively, related to hedges of natural gas production in the natural gas futures market.

     Hugoton Gas Sales Contracts

     A substantial portion of Mesa's Hugoton field production is subject to gas purchase contracts with Western Resources, Inc. ("WRI"). The WRI contracts, which became effective January 1, 1990 and expire in May 1995, provide WRI the right to annual purchases of 34.0 Bcf in 1993, 37.5 Bcf in 1994 and 19.9 Bcf during the first five months of 1995. These volumes are subject to minimum seasonal purchase volumes. The contracts also provide that any gas not nominated for purchase by WRI is released to Mesa for sale to other parties. WRI pays market prices for volumes purchased as determined monthly based on a price index published by a third party. WRI purchased 29.5 Bcf in 1993 at an average price of $1.85 per Mcf.

     Under a purchase contract with Williams Natural Gas Company ("Williams"), effective as of December 1, 1989, Williams has the right, for the life of the leases on the properties governed by the contract, to purchase certain volumes of natural gas during each winter season from leases representing approximately 35% of Mesa's Hugoton production. Williams has not exercised its right to purchase gas pursuant to this agreement in previous years, and Mesa has sold such gas to other buyers at market prices.

     Mesa's attempts to maximize its annual production and to direct natural gas sales to the most favorable markets available, consistent with regulatory and contractual requirements. Any Hugoton production not taken under the applicable contracts by WRI or Williams is released for sale to other parties. Mesa markets such production to marketers, pipelines, local distribution companies and end users, generally under short-term contracts at market prices.

     West Panhandle Gas Sales Contracts

     Most of Mesa's West Panhandle field residue gas is sold pursuant to gas purchase contracts with two major customers in the Texas panhandle area.

     Approximately 10 Bcf per year of residue gas is sold to a gas utility that serves residential, commercial and industrial customers in Amarillo, Texas under the terms of a long-term agreement dated January 2, 1993, which supercedes the original contract in effect since 1949. The contract contains a pricing formula for the five-year period 1993 through 1997. Beginning in 1993, 70% of the volumes sold to the gas utility under this contract are sold at fixed prices of $2.71 per Mcf in 1993, and escalating 5% per annum in 1994 and 1995 and then at 7 1/2% per annum in 1996 and 1997. The other 30% of the volumes sold under this contract are priced at a regional market index based on spot prices plus $.10 per Mcf. Prices for 1998 and beyond will be determined by renegotiation. Mesa provides the gas utility significant volume flexibility, including a right to the residue gas volumes required to meet the seasonal needs of its residential and commercial customers. The average price received by Mesa for natural gas sales to the gas utility in 1993 was $2.52 per Mcf.

     Mesa's principal industrial customer for West Panhandle field gas is an intrastate pipeline company which serves various markets including an electric power generation facility near Amarillo. In 1990, Mesa entered into a five-year contract with the pipeline company to supply gas to the power generation facility. The contract provides for minimum annual volumes of 7 Bcf in 1993, 8.4 Bcf in 1994 and 8.4 Bcf in 1995 at fixed prices per MMBtu of $1.64, $1.71 and $1.79 for the respective years. Mesa has periodically made sales to the pipeline company in excess of the minimum volumes specified in the contract. In 1993, Mesa sold approximately 11 Bcf to the pipeline for an average price of $1.59 per Mcf.

     Other industrial customers purchase natural gas from Mesa under short to intermediate term contracts. These sales totaled approximately 4 Bcf in 1993 and 5 Bcf in 1992. Mesa intends to continue to seek new customers for additional sales of West Panhandle field natural gas production.

     Prior to 1993, Mesa's right to market natural gas produced from the West Panhandle field was limited by the B Contract to Amarillo, Texas and its environs. An amendment to the PAA in 1993 removed this restriction and Mesa now has the right to market its production elsewhere. Through 1995, a substantial portion of Mesa's West Panhandle production is under contract to customers in Amarillo as described above. Mesa expects to continue to focus its marketing efforts in the Amarillo area. Mesa believes that the right to market production outside the Amarillo area will ensure that Mesa receives competitive terms for its West Panhandle field production.

     NGL and Helium Sales

     NGL production from both the Satanta and the Fain Plants is sold by component pursuant to a seven year contractual arrangement with Mapco Oil and Gas Company ("Mapco"), a major transporter and marketer of NGLs, at the greater of Midcontinent or Gulf Coast prices at the time of sale. Helium is sold to an industrial gas company under a fifteen year agreement that provides for annual price adjustments.

     Major Customers

     See Note 11 of Notes to Consolidated Financial Statements for information on sales to major customers.

RESERVE REPLACEMENT

     In the last three years, Mesa's capital budget has been directed principally toward the construction of NGL processing facilities and improvements in its compression and gathering systems, rather than toward reserve replacement. While Mesa expects to direct additional capital expenditures (see "Management's Discussion and Analysis of Financial Condition and Results of Operations") toward reserve replacement in 1994 and in future years, Mesa does not expect that the presently budgeted amounts will be sufficient to replace annual production with new reserve additions. However, as Mesa progresses in its plan to deleverage its capital structure, it expects that cash flows formerly devoted to debt service will be used to increase the level of capital expenditures for reserve replacement.

     Mesa's strategy for replacing its annual production with new reserve additions is based on a multi-step approach, including (i) developing additional reserves in certain deeper portions of the West Panhandle field reservoir; (ii) development and exploratory drilling in the Gulf of Mexico based on evaluation of 3-D seismic data, principally on existing properties; and (iii) acquisitions of producing properties with development and exploration potential, particularly in areas where Mesa presently or historically has operated. The extent to which Mesa pursues these activities is largely dependent on the success and extent of its capital raising and deleveraging activities.

     West Panhandle Development

     In the last three years, Mesa has deepened or redrilled 39 wells in the West Panhandle field, adding reserves and increasing deliverability. Mesa has also identified in excess of 100 drilling locations targeting reserves in deeper portions of the reservoir not currently reached by existing wells. Mesa anticipates development of the reserves over the next three to four years, in anticipation of its contractual right to increase its share of B Contract production in 1997 (see -- "Production -- West Panhandle Field").

     Gulf Coast Development and Exploration

     Mesa currently owns interests held by production on 37 offshore blocks encompassing 22 producing fields. Mesa has operated in the Gulf of Mexico since 1970, and has an extensive data base, including over 100,000 miles of seismic data. Over the last three years, Mesa has evaluated its offshore producing properties utilizing conventional well information, seismic and production data, combined with new 3-D seismic surveys to identify further development and exploration potential. Mesa currently has six 3-D seismic surveys under analysis and plans to obtain an additional nine surveys in 1994. Mesa has currently identified three prospects it plans to drill in 1994 and expects to complete evaluation of 10 other blocks in 1994. Mesa intends to continue its evaluation and identify additional prospects for drilling in 1995, depending on the success of its initial program and other factors. Because it has existing infrastructure and production facilities on these properties, Mesa expects that it will be able to bring its successful wells, if any, on line more quickly and at lower development costs than have been typical for offshore production.

     Acquisitions

     Mesa has also maintained a large geological and geophysical data base covering the Midcontinent and other areas where it has historically operated. As capital becomes available and conditions permit, Mesa intends to exploit its data base and make selective acquisitions of producing properties with development and exploration potential in the Texas panhandle, the Hugoton field, and other areas of the Midcontinent and Gulf Coast regions.

DRILLING ACTIVITIES

     The following table shows the results of Mesa's drilling activities for the last five years.

                                        1993           1992           1991           1990            1989
                                    ------------   ------------   ------------   -------------   ------------
                                    GROSS   NET    GROSS   NET    GROSS   NET    GROSS    NET    GROSS   NET
                                    -----   ----   -----   ----   -----   ----   -----   -----   -----   ----
     Exploratory wells:
       Productive.................    --      --      5     4.1      6     4.7     --       --      5     1.6
       Dry........................     1     1.0      1      .4      1      .2      5      3.1      5     2.6
     Development wells:
       Productive.................    43    29.1     22    16.5     26    10.9    146    120.8    151    88.6
       Dry........................    --      --     --      --     --      --     --       --      2      .2
                                    -----   ----   -----   ----   -----   ----   -----   -----   -----   ----
          Total...................    44    30.1     28    21.0     33    15.8    151    123.9    163    93.0
                                    -----   ----   -----   ----   -----   ----   -----   -----   -----   ----
                                    -----   ----   -----   ----   -----   ----   -----   -----   -----   ----

     At December 31, 1993, the Company was not participating in the drilling of any wells.

PRODUCING ACREAGE AND WELLS, UNDEVELOPED ACREAGE

     Mesa's ownership of oil and gas acreage held by production, producing wells and undeveloped oil and gas acreage as of December 31, 1993 is set forth in the table below.

                                                                                     UNDEVELOPED
                                      PRODUCING ACREAGE      PRODUCING WELLS           ACREAGE
                                     -------------------     ----------------     -----------------
                                      GROSS        NET       GROSS      NET       GROSS       NET
                                     -------     -------     -----     ------     ------     ------
     Onshore U.S.:
       Kansas......................  258,994     231,367     1,339       985.1     5,280      5,280
       Texas.......................  241,353     191,044       589       451.6     5,164      4,592
       Wyoming.....................   11,715       4,603         6         1.3    16,415     11,214
       North Dakota................    5,600       4,141        10         5.9     3,931      2,602
       Other.......................    4,573       2,700         8         1.3    34,767     24,233
                                     -------     -------     -----     -------    ------     ------
          Total Onshore............  522,235     433,855     1,952     1,445.2    65,557     47,921
                                     -------     -------     -----     -------    ------     ------
     Offshore U.S.:
       Louisiana...................   88,274      46,022        77        34.5        --         --
       Texas.......................   73,808      15,233        50         8.4        --         --
                                     -------     -------     -----     -------    ------     ------
          Total Offshore...........  162,082      61,255       127        42.9        --         --
                                     -------     -------     -----     -------    ------     ------
     Grand Total...................  684,317     495,110     2,079     1,488.1    65,557     47,921
                                     -------     -------     -----     -------    ------     ------
                                     -------     -------     -----     -------    ------     ------

     Mesa has interests in 2,015 gross (1,467.3 net) gas wells and 64 gross (20.8 net) oil wells in the United States. Mesa also owns approximately 84,643 net acres of producing minerals and 40,732 net acres of nonproducing minerals in the United States.

THE NGV BUSINESS

     Mesa believes that the natural gas vehicle ("NGV") market will develop and expand in the next decade, particularly in light of (i) the National Energy Policy Act of 1992, (ii) the amendments to the 1990 Federal Clean Air Act which require the use of alternative fuels by certain fleets, (iii) the requirements of numerous state and municipal environmental regulations, (iv) generally increased awareness of the adverse environmental and pollution effects of crude oil based motor fuels and (v) the development of more efficient equipment to convert gasoline and diesel burning vehicles to operate on natural gas.

     Mesa's principal objectives are (i) to increase public awareness and acceptance of natural gas as a premium fuel for use in the transportation sector, thus creating a potentially large, high-value market for natural gas; and (ii) to become a leading provider of NGV conversion equipment and fueling services. Mesa's present strategies to accomplish these objectives are (i) the development, manufacture and sale of engine-specific, conversion equipment which meets the most stringent emissions standards; (ii) pursuing conversion equipment sales, fleet conversions, fueling installations and administration of conversion and fueling programs;

and (iii) pursuing developing opportunities for related products such as fuel tanks, compressors and dispenser systems.

     As of December 31, 1993, Mesa had invested approximately $14 million in its indirect, wholly owned subsidiary, Mesa Environmental, to fund its overhead and business development. Mesa Environmental is a start-up business in a newly developing industry and the ultimate capital investment required to insure its viability is uncertain. In addition, Mesa cannot predict when, or if, Mesa Environmental's operations will begin to earn a profit.

     For additional information regarding Mesa's organizational structure, history, competition, operating hazards and uninsured risks, regulation and prices and legal proceedings, see Mesa's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers and directors of the Company:

                    NAME                 AGE                       POSITION
                    ----                 ---       ----------------------------------------
    Boone Pickens..................      65        Chairman of the Board and Chief
                                                   Executive Officer and Director
    Paul W. Cain...................      55        President and Chief Operating Officer
                                                   and Director
    John S. Herrington.............      54        Director
    Wales H. Madden, Jr............      66        Director
    Fayez S. Sarofim...............      65        Director
    Robert L. Stillwell............      57        Director
    J.R. Walsh, Jr.................      69        Director
    Dennis E. Fagerstone...........      45        Vice President -- Exploration and
                                                   Production
    Andrew J. Littlefair...........      33        Vice President -- Public Affairs
    Charles L. Carpenter...........      55        General Counsel and Secretary
    William D. Ballew..............      35        Controller

     Boone Pickens became Chairman of the Board of Directors and Chief Executive Officer of the Company in January 1992. From October 1985 to December 1991, he was the General Partner of the Partnership. From 1964 to January 1987 he served as Chairman of the Board of Directors, President and founder of Original Mesa.

     Paul W. Cain has been a Director, President and Chief Operating Officer of the Company since January 1992. From August 1986 to December 1991, he was the President and Chief Operating Officer of the Partnership. He served as Executive Vice President of the Partnership from January 1986 to August 1986. Mr. Cain is also a Director of Bicoastal Corporation.

     John S. Herrington has been a Director of the Company since January 1992. Since December 1991 he has been engaged in personal investments and real estate activities. From May 1990 to November 1991 he served as Chairman of the Board of Harcourt Brace Jovanovich, Inc. From May 1989 to May 1990, Mr. Herrington was a Director of Harcourt Brace Jovanovich, Inc. Mr. Herrington also served as Secretary of Energy of the United States from February 1985 to January 1989.

     Wales H. Madden, Jr. has been a Director of the Company since January 1992. From December 1985 to December 1991 he served as a Member of the Advisory Committee of the Partnership. From 1964 to January 1987 he served as a Director of Original Mesa. For more than the last five years, Mr. Madden has been a self employed attorney and businessman. Mr. Madden also is a Director of Boatmen's First National Bank of Amarillo and Uniform Printing and Supply of Boston.

     Fayez S. Sarofim has been a Director of the Company since January 1992. Mr. Sarofim has also served as the Chairman of the Board and President of Fayez Sarofim & Co. (investment advisor) for more than the last five years. He is also a Director of Teledyne, Inc., Unitrin, Inc., Argonaut Group, Inc. and Imperial Holly Corporation.

     Robert L. Stillwell has been a Director of the Company since January 1992. From December 1985 to December 1991 Mr. Stillwell served as a Member of the Advisory Committee of the Partnership. From 1969 to January 1987 he served as a Director of Original Mesa. Mr. Stillwell has been a Partner in the law firm of Baker & Botts, L.L.P., Houston, Texas, for more than the last five years.

     J.R. Walsh, Jr. has been a Director of the Company since January 1992. From December 1985 to December 1991, Mr. Walsh served as a Member of the Advisory Committee of the Partnership. From 1982 to January 1987 he was a Director of Original Mesa. Mr. Walsh has been the President and Chairman of the Board of United Mud Service Company (oil and gas service company) for more than the last five years.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement (the "Purchase Agreement") between the Company and each of the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc., PaineWebber Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite its name. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                 NUMBER
                                         UNDERWRITERS                           OF SHARES
                                         ------------                          -----------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................................
    Bear, Stearns & Co. Inc..................................................
    PaineWebber Incorporated.................................................
    Salomon Brothers Inc ....................................................
                                                                               -----------
                 Total                                                          23,000,000
                                                                               -----------
                                                                               -----------

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may re-allow, a discount not in
excess of $          per share on sales to certain other dealers. After the
initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable by the Representatives, to purchase up to 3,450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent the Representatives exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

     PaineWebber Incorporated provided investment banking services to the Company in connection with the Debt Exchange for which the Company paid PaineWebber Incorporated fees of $2.5 million in 1993.

     Certain of the Underwriters engage in transactions with and perform services for the Company in the ordinary course of business.

     The Underwriters are reserving an aggregate of 3,000,000 shares of Common Stock for sale at the initial public offering price to Boone Pickens, the Chairman and Chief Executive Officer of the Company, Fayez Sarofim, a director of the Company, and another individual unaffiliated with the Company. Each such person will purchase 1,000,000 shares. Mr. Sarofim, who controls an NASD member firm, will purchase such shares only if the purchase would comply with the rules of the NASD respecting "hot issues." As of March 10, 1994, Mr. Pickens beneficially owned 3,090,126 shares of Common Stock and Mr. Sarofim beneficially owned 400,000 such shares.

     The Company, its directors and executive officers and the persons referred to in the immediately preceding paragraph have agreed that they will not, without the prior written consent of Merrill Lynch, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into, or exercisable for, Common Stock, for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise of options under its stock option plan and may grant stock options thereunder.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., and for the Underwriters by Vinson & Elkins L.L.P. Robert L. Stillwell, a partner of Baker & Botts, L.L.P., is a director of the Company.

                                    EXPERTS

     The consolidated financial statements of the Company included in this Prospectus have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The estimates of certain of Mesa's proved reserves of oil and natural gas and discounted present values of estimated future net cash flows therefrom incorporated herein by reference to the Company's report on Form 10-K for the fiscal year ended December 31, 1993, are extracted from the report of DeGolyer and MacNaughton, independent consulting petroleum engineers, attached as an exhibit to such annual report. Such information is incorporated herein by reference in reliance upon the authority of said firm as experts with respect to the matters contained in such reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     The Registration Statement, including the exhibits and schedules thereto, are available for inspection at, and copies of such materials may be obtained at prescribed rates from, the public reference facilities maintained by the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance with the Exchange Act files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the principal and regional offices of the SEC set forth above. Such reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which the Common Stock, the 12% Subordinated Notes and the 13 1/2% Subordinated Notes are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus, and subject in each case to information contained in this Prospectus, are the following documents filed by the Company with the SEC pursuant to the Exchange Act: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; (2) the Company's Current Reports on Form 8-K dated January 11, 1994 and January 12, 1994; and (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-10874), dated September 27, 1991.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Such request should be directed to Investor Relations, MESA Inc., 2001 Ross Avenue, Suite 2600, Dallas, Texas 75201 (telephone: (214) 969-2200).

            CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                                      PAGE IN
                                                                                        S-3
                                                                                      -------
Report of Independent Public Accountants..............................................    F-2
Consolidated Statements of Operations.................................................    F-3
Consolidated Balance Sheets...........................................................    F-4
Consolidated Statements of Cash Flows.................................................    F-5
Consolidated Statements of Changes in Stockholders' Equity............................    F-6
Notes to Consolidated Financial Statements............................................    F-7
Supplemental Financial Data...........................................................   F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MESA Inc.:

We have audited the accompanying consolidated balance sheets of MESA Inc. (a Texas corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed further in Note 2 to the consolidated financial statements, the Company's current financial forecasts indicate the Company will be unable to fund certain principal and interest payments on its debt in 1996 with cash flows from operating activities and available cash and securities balances. Depending on industry and market conditions, the Company may generate cash by issuing new equity or debt securities or selling assets. However, the Company has a limited ability to sell assets and there can be no assurances that the Company will be able to raise equity capital or otherwise refinance its debt.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MESA Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN & CO.

Houston, Texas
March 4, 1994

                                   MESA INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
Revenues:
  Natural gas...........................................  $ 141,798     $ 157,672     $ 169,907
  Natural gas liquids...................................     61,427        59,669        62,031
  Oil and condensate....................................     12,428        18,701        16,111
  Other.................................................      6,551         1,070         1,497
                                                          ---------     ---------     ---------
                                                            222,204       237,112       249,546
                                                          ---------     ---------     ---------
Costs and Expenses:
  Lease operating.......................................     51,819        43,859        46,869
  Production and other taxes............................     20,332        18,631        18,945
  Exploration charges...................................      2,705        10,008         4,691
  General and administrative............................     25,237        24,460        27,837
  Depreciation, depletion and amortization..............    100,099       113,933       117,076
                                                          ---------     ---------     ---------
                                                            200,192       210,891       215,418
                                                          ---------     ---------     ---------
Operating Income........................................     22,012        26,221        34,128
                                                          ---------     ---------     ---------
Other Income (Expense):
  Interest income.......................................     10,704        13,504        16,512
  Interest expense......................................   (142,002)     (143,392)     (150,770)
  Gains on dispositions of oil and gas properties.......      9,600        12,250        33,749
  Securities gains (losses).............................      3,954         7,808        (2,060)
  Litigation settlement.................................    (42,750)           --            --
  Minority interest in loss.............................      4,318         3,854         3,419
  Other.................................................     31,716        (9,477)      (14,141)
                                                          ---------     ---------     ---------
                                                           (124,460)     (115,453)     (113,291)
                                                          ---------     ---------     ---------
Net Loss................................................  $(102,448)    $ (89,232)    $ (79,163)
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------
Net Loss Per Common Share...............................  $   (2.61)    $   (2.31)    $   (2.05)
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------
Weighted Average Common Shares Outstanding..............     39,272        38,571        38,571
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

         (See accompanying notes to consolidated financial statements.)

                                   MESA INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                             DECEMBER 31
                                                                       -----------------------
                                     ASSETS                              1993         1992
                                                                       ----------   ----------
Current Assets:
  Cash and cash investments..........................................  $  138,709   $  157,197
  Marketable securities..............................................      11,319       11,918
  Accounts receivable................................................      43,442       44,637
  Other..............................................................       2,732        5,498
                                                                       ----------   ----------
          Total current assets.......................................     196,202      219,250
                                                                       ----------   ----------
Property, Plant and Equipment:
  Oil and gas properties, wells and equipment, using
     the successful efforts method of accounting.....................   1,846,237    1,851,555
  Office and other...................................................      41,064       40,601
  Accumulated depreciation, depletion and amortization...............    (695,455)    (611,905)
                                                                       ----------   ----------
                                                                        1,191,846    1,280,251
                                                                       ----------   ----------
Other Assets:
  Restricted cash of subsidiary partnership..........................      62,649       64,339
  Notes receivable...................................................          --       30,315
  Gas balancing receivable...........................................      47,101       42,089
  Other..............................................................      35,584       40,279
                                                                       ----------   ----------
                                                                          145,334      177,022
                                                                       ----------   ----------
                                                                       $1,533,382   $1,676,523
                                                                       ----------   ----------
                                                                       ----------   ----------
               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Current maturities of long-term debt...............................  $   67,657   $   44,555
  Accounts payable and accrued liabilities...........................      33,375       39,397
  Interest payable...................................................      19,012       32,445
                                                                       ----------   ----------
          Total current liabilities..................................     120,044      116,397
                                                                       ----------   ----------
Long-Term Debt.......................................................   1,173,637    1,241,600
                                                                       ----------   ----------
Deferred Revenue.....................................................      22,707       25,982
                                                                       ----------   ----------
Other Liabilities....................................................     102,133      100,231
                                                                       ----------   ----------
Contingencies
Minority Interest....................................................       2,732        7,961
                                                                       ----------   ----------
Stockholders' Equity:
  Preferred stock, $.01 par value, authorized 10,000,000 shares;
     no shares issued and outstanding................................          --           --
  Common stock, $.01 par value, authorized 100,000,000 shares;
     outstanding 46,511,439 and 38,570,544 shares, respectively......         465          386
  Additional paid-in capital.........................................     303,344      273,198
  Accumulated deficit................................................    (191,680)     (89,232)
                                                                       ----------   ----------
                                                                          112,129      184,352
                                                                       ----------   ----------
                                                                       $1,533,382   $1,676,523
                                                                       ----------   ----------
                                                                       ----------   ----------

         (See accompanying notes to consolidated financial statements.)

                                   MESA INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
Cash Flows From Operating Activities:
  Net loss..............................................  $(102,448)    $ (89,232)    $ (79,163)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation, depletion and amortization...........    100,099       113,933       117,076
     Gains on dispositions of oil and gas properties....     (9,600)      (12,250)      (33,749)
     Accreted interest on discount notes................     49,160            --            --
     Accrued interest exchanged for discount notes......     15,395            --            --
     Litigation settlement..............................     42,750            --            --
     Gain from adjustment of contingency reserves.......    (24,000)           --            --
     Increase in gas balancing receivables..............     (4,942)      (17,772)      (15,520)
     Decrease in deferred natural gas revenue...........     (3,370)      (10,287)       (5,296)
     Settlement of prior year federal income tax
       claims...........................................    (12,931)           --            --
     Natural gas hedging activities.....................        324        (8,357)        4,413
     Securities (gains) losses..........................     (3,954)       (7,808)        2,060
     Minority interest in loss..........................     (4,318)       (3,854)       (3,419)
     (Increase) decrease in accounts receivable.........      1,986          (585)       18,611
     Increase (decrease) in payables and accrued
       liabilities......................................    (15,887)       (7,814)       11,909
     Other..............................................       (344)       15,587        18,056
                                                          ---------     ---------     ---------
     Net cash provided by (used in) operating
       activities.......................................     27,920       (28,439)       34,978
                                                          ---------     ---------     ---------
Cash Flows From Investing Activities:
  Capital expenditures..................................    (29,636)      (69,201)      (31,864)
  Proceeds from dispositions of oil and gas
     properties.........................................     26,118        11,424       428,063
  Sales of marketable securities........................     39,283       126,217       164,071
  Purchases of marketable securities....................    (34,711)     (102,161)     (132,051)
  Collection of notes receivable........................     47,501        28,181           224
  Other.................................................     (6,461)      (11,494)      (28,764)
                                                          ---------     ---------     ---------
     Net cash provided by (used in) investing
       activities.......................................     42,094       (17,034)      399,679
                                                          ---------     ---------     ---------
Cash Flows From Financing Activities:
  Repayments of long-term debt..........................    (80,102)      (24,550)     (927,585)
  Long-term borrowings..................................         --            --       716,550
  Funding of restricted cash balance....................         --            --       (66,061)
  Debt issuance costs...................................     (9,651)           --       (15,621)
  Other.................................................      1,251        (4,935)      (17,589)
                                                          ---------     ---------     ---------
     Net cash used in financing activities..............    (88,502)      (29,485)     (310,306)
                                                          ---------     ---------     ---------
Net Increase (Decrease) in Cash and Cash Investments....    (18,488)      (74,958)      124,351
Cash and Cash Investments at Beginning of Year..........    157,197       232,155       107,804
                                                          ---------     ---------     ---------
Cash and Cash Investments at End of Year................  $ 138,709     $ 157,197     $ 232,155
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

         (See accompanying notes to consolidated financial statements.)

                                   MESA INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                         COMMON STOCK      ADDITIONAL
                                                       ----------------     PAID-IN      ACCUMULATED
                                                       SHARES    AMOUNT     CAPITAL        DEFICIT
                                                       ------    ------    ----------    -----------
Balance, December 31, 1990...........................  38,571     $386      $ 352,361     $      --
  Net loss...........................................      --       --        (79,163)           --
                                                       ------    ------    ----------    -----------
Balance, December 31, 1991...........................  38,571      386        273,198            --
  Net loss...........................................      --       --             --       (89,232)
                                                       ------    ------    ----------    -----------
Balance, December 31, 1992...........................  38,571      386        273,198       (89,232)
  Net loss...........................................      --       --             --      (102,448)
  Common stock issued for 0% convertible notes.......   7,523       75         29,239            --
  Common stock issued for the partial conversion of
     the General Partner minority interest...........     417        4            907            --
                                                       ------    ------    ----------    -----------
Balance, December 31, 1993...........................  46,511     $465      $ 303,344     $(191,680)
                                                       ------    ------    ----------    -----------
                                                       ------    ------    ----------    -----------

         (See accompanying notes to consolidated financial statements.)

                                   MESA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     MESA Inc., a Texas corporation, was formed in 1991 in connection with a transaction (the Corporate Conversion) which reorganized the business of Mesa Limited Partnership (the Partnership). The Partnership was formed in 1985 to succeed to the business of Mesa Petroleum Co. (Original Mesa). Unless the context otherwise requires, as used herein the term "Company" refers to MESA Inc. and its subsidiaries taken as a whole and includes its predecessors.

     Pursuant to the Corporate Conversion, the Partnership transferred substantially all its assets and liabilities to the Company on December 31, 1991 in exchange for all outstanding shares of the Company's common stock. The common units and general partner interests in the Partnership that were held by Boone Pickens (the General Partner) (which would otherwise have been converted into 4.14% of the Company's common stock) were converted into a 4.14% general partner interest in each direct subsidiary partnership of the Company. The Partnership allocated 1.0 share of the Company's common stock for each common unit and 1.35 shares of the Company's common stock for each preference unit to its unitholders (other than the General Partner). Concurrently, the Company effected a one-for-five reverse split of the common stock and the Partnership distributed to its former unitholders (other than the General Partner) .2 shares of common stock for each common unit and .27 shares of common stock for each preference unit.

  Principles of Consolidation

     The Company owns and operates its oil and gas properties and other assets through various direct and indirect subsidiaries. At the beginning of 1993, the Company owned a 95.86% limited partnership interest and the General Partner owned a 4.14% general partner interest in the direct subsidiary partnerships. The debt exchange described in Notes 2, 4 and 7 included issuance of approximately $29.3 million of 0% convertible notes which were converted into approximately 7.5 million shares of common stock prior to December 31, 1993. In addition, on December 31, 1993, the General Partner converted approximately one-fourth of his general partner interests into 416,890 shares of common stock. As a result of these issuances of common stock, the Company's interest in the direct subsidiaries increased to 97.38% and the general partner interest decreased to 2.62%. The accompanying consolidated financial statements reflect the consolidated accounts of the Company and its subsidiaries after elimination of intercompany transactions. The general partner interest is reflected as a minority interest.

     In January 1994, the Company effected a series of merger transactions which resulted in the conversion of each of its direct subsidiary partnerships to corporate form (see Note 13). Pursuant to these mergers, the remaining general partner interests in the Company's subsidiary partnerships held directly or indirectly by the General Partner were converted into 1,250,670 shares of common stock, thereby eliminating the minority interest.

     Certain reclassifications have been made to amounts reported in previous years to conform to 1993 presentation.

  Statements of Cash Flows

     For purposes of the statements of cash flows, the Company classifies all cash investments with original maturities of three months or less as cash and cash investments.

  Investments

     Investments in marketable securities are stated at the lower of cost or market value and are classified as current or noncurrent, depending on management's intent at the balance sheet date. Periodic changes in the stated value of the marketable securities portfolios are reflected in income in the case of current investments and in stockholders' equity in the case of noncurrent investments. The cost of securities sold is determined on

                                   MESA INC.

the first-in, first-out basis. The Company also enters into various futures contracts which are not intended to be hedges of future natural gas or crude oil production and are periodically adjusted to market prices. Gains and losses from such contracts are included in securities gains (losses) in the consolidated statements of operations.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which is required to be adopted in 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company's current portfolio of securities would be classified as trading securities under the provisions of SFAS No. 115 and would be reported at fair value, with unrealized gains and losses included in earnings. The Company's securities transactions are currently reported as cash flows from investing activities in the consolidated statements of cash flows. Under the provisions of SFAS No. 115, cash flows from transactions in trading securities will be classified as cash flows from operating activities. The Company does not expect the adoption of SFAS No. 115 to have a material effect on its financial position or results of operations.

  Oil and Gas Properties

     Under the successful efforts method of accounting, all costs of acquiring unproved oil and gas properties and drilling and equipping exploratory wells are capitalized pending determination of whether the properties have proved reserves. If an exploratory well is determined to be nonproductive, the drilling and equipment costs of the well are expensed at that time. All development drilling and equipment costs are capitalized. Capitalized costs of proved properties and estimated future dismantlement and abandonment costs are amortized on a property-by-property basis using the unit-of-production method. Geological and geophysical costs and delay rentals are expensed as incurred.

     Unproved properties are periodically assessed for impairment of value and a loss is recognized at the time of impairment. The aggregate carrying value of proved properties is periodically compared with the undiscounted future net cash flows from proved reserves, determined in accordance with Securities and Exchange Commission (SEC) regulations, and a loss is recognized if permanent impairment of value is determined to exist. A loss is recognized on proved properties expected to be sold in the event that carrying value exceeds expected sales proceeds.

  Net Loss Per Common Share

     The computations of net loss per common share are based on the weighted average number of common shares outstanding during each period.

  Fair Value of Financial Instruments

     The Company's financial instruments consist of cash, marketable securities, short-term trade receivables and payables, restricted cash and long-term debt. The carrying values of cash, marketable securities, short-term trade receivables and payables and restricted cash approximate fair value. The fair value of long-term debt is estimated based on the market prices for the Company's publicly traded debt and on current rates available for similar debt with similar maturities and security for the Company's remaining debt.

  Gas Revenues

     The Company recognizes its ownership interest in natural gas production as revenue. Actual production quantities sold by the Company may be different than its ownership share of production in a given period. If the Company's natural gas sales exceed its ownership share of production, the excess is recorded as deferred revenue. Gas balancing receivables are recorded when the Company's ownership share of production exceeds

                                   MESA INC.

its natural gas sales. The Company also accrues production expenses based on its ownership share of production. At December 31, 1993, the Company had produced and sold a net 13.6 billion cubic feet (Bcf) of natural gas less than its ownership share of production and had recorded gas balancing receivables, net of deferred revenues, of approximately $27.5 million. Substantially all of the Company's gas balancing receivables and deferred revenue is classified as long-term.

     The Company periodically enters into natural gas futures contracts as a hedge against natural gas price fluctuations. Gains or losses on such futures contracts are deferred and recognized as natural gas revenue when the hedged production occurs. The Company recognized net gains of $8.3 million and $5.6 million in 1991 and 1992, respectively, and net losses of $.3 million in 1993 related to hedging activities. The Company did not enter into any new hedge contracts in 1993. At December 31, 1993, the Company had no deferred gains or losses related to hedging activities and did not own any natural gas futures contracts accounted for as hedges.

  Taxes

     The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax laws or tax rates is recognized in income in the period that includes the enactment date.

(2) RESOURCES AND LIQUIDITY

     The Company is highly leveraged but in recent years has repaid or refinanced over $1.6 billion of long-term debt. The most recent transaction was completed in 1993 when substantially all of the Company's $600 million of subordinated notes and $100 million of bank debt was restructured in a debt exchange transaction. In 1994, the Company intends to continue efforts to reduce, refinance and restructure its debt, including through the issuance of new equity securities.

     At December 31, 1993, the Company's long-term debt, net of current maturities, totaled approximately $1.2 billion (see Note 4). The Company also had approximately $76 million of working capital; cash and securities totaled approximately $150 million. Included in the $150 million of cash and securities is $40 million of cash held by Hugoton Capital Limited Partnership (HCLP), an indirect subsidiary partnership. The assets of HCLP (which include substantially all of the Company's Hugoton field natural gas properties and approximately $63 million of restricted cash) are dedicated to service HCLP's $542 million of secured debt (the HCLP Secured Notes) and are not available to pay creditors of the Company or its other subsidiaries. See Note 4 for additional discussion. The Company's cash flows from operating activities are substantially dependent on the amount of oil and gas produced and the prices received for such production. Production and prices received from HCLP properties, together with cash held by HCLP, are expected, under the Company's current operating plan, to generate sufficient cash flow to meet HCLP's required principal, interest and capital obligations. However, HCLP's cash flows are not expected to be sufficient to permit HCLP to distribute any excess cash to other Company subsidiaries until at least 1995. The Company may advance as much as $10 million to HCLP in 1994 to cover HCLP capital expenditures in excess of required scheduled capital expenditures.

     During the third quarter of 1993, the Company completed the debt exchange (Debt Exchange) described in Note 4. The notes issued in the Debt Exchange replaced substantially all of the Company's $600 million of previously outstanding subordinated notes. The Debt Exchange resulted in the deferral of cash interest requirements of approximately $75 million annually from mid-1993 through June 30, 1995. Completion of the Debt Exchange also resulted in an amendment to the Company's bank credit agreement (Credit Agreement), which advanced the maturity of $41 million of principal payments from 1994 to 1993 but also extended the maturity of $40 million of principal and $10 million of letter of credit obligations from 1994 to 1995. The

                                   MESA INC.

Company believes that completion of the Debt Exchange and amendments to the Credit Agreement have increased its ability to obtain traditional equity or debt financing to repay or refinance its indebtedness.

     As a result of the completion of the Debt Exchange and the amendments to the Credit Agreement, the Company expects to service its debt obligations and meet capital expenditure requirements through 1995 with cash flows from operating activities and available cash and securities balances. On December 31, 1995, the Company will begin making interest payments on the 12 3/4% secured discount notes due June 30, 1998 and the 12 3/4% unsecured discount notes due June 30, 1996 (together, the Discount Notes) issued in the Debt Exchange. Assuming no changes in the Company's capital structure prior to such date, the Company will be required to make cash interest payments related to the Discount Notes totaling approximately $51 million on December 31, 1995 and approximately $90 million during 1996. In addition, 12 3/4% unsecured discount notes in the amount of $178.8 million and 12% subordinated notes in the amount of $6.3 million become due in mid-1996. The Company's current financial forecasts indicate that the Company will be unable to fund such payments in 1996 with cash flows from operating activities and available cash and securities balances. Depending on industry and market conditions, the Company may generate cash by issuing new equity or debt securities or selling assets. However, the Company has a limited ability to sell assets since its two largest assets, its interests in the Hugoton and West Panhandle fields, are pledged under long-term debt agreements. The Company intends to continue its efforts to strengthen its financial condition by raising equity capital and applying the proceeds thereof to retire debt, and to issue new lower-cost debt to refinance its existing higher-cost debt securities. However, there can be no assurances that the Company will be able to raise equity capital or otherwise refinance its debt.

(3) MARKETABLE SECURITIES

     The value of marketable securities is as follows (in thousands):

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                      1993          1992
                                                                     -------       -------
    Cost...........................................................  $11,788       $12,167
    Unrealized loss................................................     (469)         (249)
                                                                     -------       -------
      Market value.................................................  $11,319       $11,918
                                                                     -------       -------
                                                                     -------       -------

     For the year ended December 31, 1993, the Company recognized a net gain of $4.0 million from its investments in securities and futures contracts compared with a net gain of $7.8 million in 1992 and a net loss of $2.1 million in 1991. The net securities gains and losses do not include gains or losses from natural gas futures contracts accounted for as hedges of natural gas production. Hedge gains or losses are included in natural gas revenue in the period in which the hedged production occurs (see Note 1).

     The net securities gains and losses recognized during a period include both realized and unrealized gains and losses. During 1993, the Company realized net gains of $2.3 million from securities transactions and futures contracts. The Company realized a net gain from securities transactions and futures contracts of $10.0 million in 1992 and a net loss of $7.8 million in 1991.

                                   MESA INC.

(4) LONG-TERM DEBT

     Long-term debt and current maturities are as follows (in thousands):

                                                                         DECEMBER 31
                                                                  ------------------------
                                                                    1993          1992
                                                                  ----------    ----------
    HCLP Secured Notes..........................................  $  541,600    $  580,850
    Credit Agreement............................................      59,148       100,000
    12 3/4% secured discount notes..............................     472,939            --
    12 3/4% unsecured discount notes............................     148,576            --
    12% subordinated notes......................................       6,336       300,000
    13 1/2% subordinated notes..................................       7,390       300,000
    Other.......................................................       5,305         5,305
                                                                  ----------    ----------
                                                                   1,241,294     1,286,155
    Current maturities..........................................     (67,657)      (44,555)
                                                                  ----------    ----------
    Long-term debt..............................................  $1,173,637    $1,241,600
                                                                  ----------    ----------
                                                                  ----------    ----------

HCLP SECURED NOTES

     HCLP holds substantially all of the Company's Hugoton field natural gas properties. In 1991, HCLP issued $616 million of secured notes in a private placement with a group of institutional lenders. The issuance replaced $550 million of bank debt and funded a $66 million restricted cash balance within HCLP. The restricted cash balance is available to supplement cash flows from the HCLP properties in the event such cash flows are not sufficient to fund principal and interest payments on the HCLP Secured Notes when due. As the HCLP Secured Notes are repaid, the restricted cash balance is reduced proportionately.

     The HCLP Secured Notes were issued in 15 series and have final stated maturities extending through 2012 but are expected to be retired earlier based on the rate of production from the Hugoton properties. As of December 31, 1993, approximately $75.0 million of principal has been repaid as scheduled. In February 1994, an additional $21.4 million of principal was repaid as scheduled. The HCLP Secured Notes outstanding at December 31, 1993 bear interest at fixed rates ranging from 8.80% to 11.30% (weighted average 10.21%). Principal and interest payments are made semiannually. Provisions in the HCLP Secured Note agreements require interest rate premiums to be paid to the noteholders in the event that the HCLP Secured Notes are repaid more rapidly or slowly than scheduled in the agreements. Such premiums, if required, would increase the effective interest rate of the HCLP Secured Notes.

     The HCLP Secured Note agreements contain various covenants which, among other things, limit HCLP's ability to sell or acquire oil and gas property interests, incur additional indebtedness, make unscheduled capital expenditures, make distributions of property or funds subject to the mortgage, or enter into certain types of long-term contracts or forward sales of production. The agreements also require HCLP to maintain separate existence from the Company and its other subsidiaries. The assets of HCLP are dedicated to service HCLP's debt and are not available to pay creditors of the Company or its subsidiaries other than HCLP.

     Revenues received for production from HCLP's Hugoton properties are deposited in a collection account maintained by a collateral agent (Collateral Agent). The Collateral Agent releases or reserves funds, as appropriate, for the payment of royalties, taxes, operating costs, capital expenditures and principal and interest on the HCLP Secured Notes. Only after all required payments have been made may any remaining funds held by the Collateral Agent be released from the mortgage. However, HCLP's cash flows are not expected to be sufficient to permit HCLP to distribute any excess cash to other Company subsidiaries until at least 1995.

                                   MESA INC.

     The restricted cash balance and cash held by the Collateral Agent for payment of interest and principal on the HCLP Secured Notes are invested by the Collateral Agent under the terms of a guaranteed investment contract (GIC) with Morgan Guaranty Trust Co. of New York (Morgan). Morgan was paid $13.9 million at the date of issuance of the HCLP Secured Notes to guarantee that funds invested under the GIC would earn an interest rate equivalent to the weighted average coupon rate on the outstanding principal balance of the HCLP Secured Notes (10.21% at December 31, 1993). A portion of this amount may be refunded if the HCLP Secured Notes are repaid earlier than if HCLP had produced according to its scheduled production, depending primarily on prevailing interest rates at that time.

     In the first quarter of 1992, the Company contributed $32 million in cash to HCLP, which funds were previously not subject to the mortgage. A portion of such funds has been used to supplement HCLP's cash flows in order to make scheduled principal payments on the HCLP Secured Notes. At December 31, 1993, approximately $10.3 million of HCLP's cash was not subject to the mortgage. In February 1994, the Company contributed an additional $5.8 million to HCLP which, along with the $10.3 million of HCLP cash not subject to the mortgage, was used to supplement HCLP's cash flows in order to make the February 1994 scheduled principal payment. The Company may also advance to HCLP up to $10 million in 1994 to fund expected capital expenditures in excess of scheduled capital expenditures.

     HCLP cash balances were as follows (in thousands):

                                                                           DECEMBER 31
                                                                       -------------------
                                                                        1993        1992
                                                                       -------     -------
    Cash included in current assets..................................  $40,446     $64,141
                                                                       -------     -------
                                                                       -------     -------
    Restricted cash included in noncurrent assets....................  $62,649     $64,339
                                                                       -------     -------
                                                                       -------     -------

     In connection with the formation of HCLP and the issuance of the HCLP Secured Notes, Mesa Operating Co. (MOC), the successor to Mesa Operating Limited Partnership, a Company subsidiary which owns substantially all of the limited partnership interests of HCLP, entered into a services agreement with HCLP. MOC provides services necessary to operate the Hugoton field properties and market production therefrom, process remittances of production revenues and perform certain other administrative functions in exchange for a services fee. The fee totaled approximately $11.4 million in 1993 and $10.7 million in 1992.

CREDIT AGREEMENT

     As of December 31, 1993, the Company had borrowed approximately $59.1 million under its Credit Agreement and had outstanding approximately $10.4 million in letter of credit obligations secured under the Credit Agreement. Upon consummation of the Debt Exchange (see "Discount Notes" below and Note 2), the Company and its bank lenders amended the Credit Agreement. Pursuant to the amendment, the Credit Agreement was reduced from a $150 million revolving credit facility to a credit facility providing for $80 million of initial borrowings and $10 million in letter of credit obligations. The Company had borrowed $100 million under the Credit Agreement prior to completion of the Debt Exchange. Accordingly, the Company made a $20 million principal payment under the Credit Agreement on August 26, 1993 and agreed to make additional scheduled principal payments of $10 million in the fourth quarter of 1993, $30 million in the first half of 1994, and the remaining balance at final maturity in the second quarter of 1995 (including an obligation to cash collateralize any remaining letter of credit obligations outstanding at that time).

     The terms of the amended Credit Agreement require prepayment of the next scheduled principal payment in the amount of one-half of any proceeds from asset sales or collections from Bicoastal Corporation (Bicoastal) (see Note 8). As a result of proceeds from asset sales and collections from Bicoastal during 1993, approximately $10.5 million of the $30 million due under the Credit Agreement in the first half of 1994 was prepaid in 1993 and an additional $2.7 million was prepaid in January 1994.

                                   MESA INC.

     The rate of interest payable on borrowings under the Credit Agreement is the prime rate plus 1/2% or the Eurodollar rate plus 2 1/2% until borrowings are reduced to $50 million, and thereafter reduced, subject to certain conditions, to a rate equal to the Eurodollar rate plus 1 1/2% or the prime rate. Obligations under the Credit Agreement are secured by a first lien on the Company's West Panhandle field properties, by the Company's equity interest in MOC and by 76% of MOC's equity interest in HCLP.

     The amendments to the Credit Agreement reduced the Company's tangible adjusted equity requirement, as defined, from $150 million to $50 million and increased the Company's required ratio of cash flow and available cash to debt service, as each is defined, from at least 1.25 to 1 to 1.50 to 1. At December 31, 1993, the Company's tangible adjusted equity, as defined, was $114.9 million and the ratio of cash flow and available cash to debt service was 2.32 to 1.

     Assuming no changes in its capital structure and in existing business conditions, the Company's financial forecasts indicate that the Company will continue to report net losses and that tangible adjusted equity, as defined, is likely to fall below the $50 million requirement in the second half of 1994. The financial forecasts also indicate that the Company will have adequate financial resources, including available cash and securities balances, to satisfy any obligations which may become due under the Credit Agreement in the event the tangible adjusted equity covenant is not satisfied and cannot be renegotiated or compliance therewith waived. At December 31, 1993, the Company had approximately $110 million of cash and securities excluding cash held at HCLP. In addition, payment of $42.8 million on March 3, 1994 to settle a lawsuit (see Note 9) did not cause the ratio of cash flow and available cash to debt service to fall below the required level.

     The provisions of the Credit Agreement prohibit the Company from paying any dividends to equity holders, other than those paid in the form of equity securities.

DISCOUNT NOTES

     The Debt Exchange was consummated on August 26, 1993. Under the terms of the Debt Exchange, holders of approximately $293.7 million aggregate principal amount of 12% subordinated notes and $292.6 million aggregate principal amount of 13 1/2% subordinated notes (together with approximately $28.6 million of accrued interest claims thereon) received approximately $435.5 million initial accreted value, as defined, of 12 3/4% secured discount notes due June 30, 1998; $136.9 million initial accreted value of 12 3/4% unsecured discount notes due June 30, 1996; $29.3 million principal amount of 0% convertible notes due June 30, 1998; and, in the case of 13 1/2% subordinated noteholders, $13.2 million in cash. The new notes, which rank pari passu with each other, are senior in right of payment to the remaining 12% and 13 1/2% subordinated notes (together, the Subordinated Notes) and subordinate to all permitted first lien debt, as defined, including the Credit Agreement.

     The Discount Notes will bear no interest through June 30, 1995; however, the accreted value, as defined, of both series will increase from May 1, 1993 through June 30, 1995 at 12 3/4% per year, compounded semiannually, with the first compounding date being June 30, 1993. After June 30, 1995, each series will accrue interest at an annual rate of 12 3/4%, payable in cash semiannually in arrears, with the first payment due December 31, 1995. The 0% convertible notes earned no interest and were converted into approximately 7.5 million shares of common stock in December 1993.

     The 12 3/4% secured discount notes are secured by second liens on the Company's West Panhandle field properties and on 76% of MOC's equity interest in HCLP, both of which currently secure obligations under the Credit Agreement. The Company's right to maintain first lien debt, as defined, is limited by the terms of the Discount Notes to $82.5 million.

     The indentures governing the Discount Notes restrict, among other things, the Company's ability to incur additional indebtedness, pay dividends, acquire stock or make investments, loans and advances.

                                   MESA INC.

     The Company incurred approximately $9.6 million of costs associated with completion of the Debt Exchange; such costs are included in the 1993 consolidated statement of operations as other income (expense).

     On March 2, 1994, the Company issued $48.2 million face amount of additional 12 3/4% secured discount notes due June 30, 1998. The proceeds of $42.8 million were used to pay the settlement amount arising from the early 1994 settlement of a lawsuit with Unocal Corporation (Unocal). The additional indebtedness incurred to settle the Unocal lawsuit is specifically permitted under the terms of the indentures governing the Discount Notes and under the Credit Agreement. See Note 9 for additional discussion of the Unocal litigation.

SUBORDINATED NOTES

     The 12% subordinated notes are unsecured and mature in 1996. Interest on these notes is payable quarterly and, at the option of the Company, may be paid in common stock of the Company. The 13 1/2% subordinated notes are unsecured and mature in 1999. Interest on these notes is payable semiannually in cash.

INTEREST AND MATURITIES

     The aggregate interest payments made during 1993, 1992 and 1991 were approximately $89.4 million, $142.7 million and $128.1 million, respectively. Payment of approximately $64.6 million of interest incurred during 1993 has been deferred under the terms of the Debt Exchange until the repayment dates of the Discount Notes. Such interest is included in interest expense in the 1993 consolidated statement of operations.

     The scheduled principal repayments of long-term debt for the next five years are as follows (in millions):

                                                     1994      1995      1996      1997      1998
                                                    ------    ------    ------    ------    ------
  HCLP Secured Notes............................... $ 42.9    $ 39.3    $ 45.4    $ 46.7    $ 47.5
  Credit Agreement(a)..............................   19.5      39.6        --        --        --
  12 3/4% secured discount notes(b)................     --        --        --        --     617.4
  12 3/4% unsecured discount notes.................     --        --     178.8        --        --
  12% subordinated notes...........................     --        --       6.3        --        --
  Other............................................    5.3        --        --        --        --
                                                    ------    ------    ------    ------    ------
     Total......................................... $ 67.7    $ 78.9    $230.5    $ 46.7    $664.9
                                                    ------    ------    ------    ------    ------
                                                    ------    ------    ------    ------    ------

- ---------------

(a) Excludes approximately $10 million in letter of credit obligations currently outstanding and required to be cash collateralized in 1995.

(b) Includes $48.2 million of notes issued in March 1994 to settle the Unocal lawsuit.

FAIR VALUE OF LONG-TERM DEBT

     Based on borrowing rates currently available for secured debt with similar maturities and credit rating, the fair value of the HCLP Secured Notes at December 31, 1993 is estimated to be approximately $615 million.

     Based on borrowing rates currently available for bank loans with similar collateral, the fair value of the borrowings under the Credit Agreement at December 31, 1993 is estimated to be their carrying value.

     The Discount Notes are publicly traded but not listed on a national trading exchange. Based on trading prices available at December 31, 1993, the fair value of the 12 3/4% secured discount notes is estimated to be $487 million and the fair value of the 12 3/4% unsecured discount notes is estimated to be $142 million.

                                   MESA INC.

     The Subordinated Notes are publicly traded but have not experienced significant activity since consummation of the Debt Exchange. Based on recent trades, the fair values of the Subordinated Notes are not materially different from their carrying value.

     Based on the current financial condition of the Company, there is no assurance that the Company could obtain borrowings under long-term debt agreements with terms similar to those described above and receive proceeds approximating the estimated fair values.

(5) INCOME TAXES

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method under which deferred tax assets and liabilities are recognized by applying the enacted statutory tax rates applicable to future years to temporary differences between the financial statement and tax bases of existing assets and liabilities. The primary difference to the Company between the standards is that SFAS No. 109 allows recognition of deferred tax assets under certain circumstances.

     In accordance with the SFAS No. 109 transition rules, the Company elected to adopt the change in method of accounting for income taxes prospectively in 1993. Any cumulative effect on prior years resulting from prospective adoption is required to be recorded as an adjustment to the Company's net loss in 1993. After consideration of offsetting valuation allowances, there was no cumulative effect on prior years of adopting SFAS No. 109.

     The tax basis of the Company's consolidated net assets is greater than the financial basis of those net assets; therefore, a net deferred tax asset has been recorded. However, due to the Company's history of net operating losses and its current financial condition, a valuation allowance has been recorded which offsets the entire net deferred tax asset. A summary of the Company's net deferred tax asset is as follows (in millions):

                                                                     DECEMBER 31    JANUARY 1
                                                                        1993          1993
                                                                     -----------    ---------
    Deferred tax asset.............................................     $ 208         $ 174
    Deferred tax liability.........................................        (1)           (6)
    Valuation allowance............................................      (207)         (168)
                                                                     -----------    ---------
      Net deferred tax asset.......................................     $  --         $  --
                                                                     -----------    ---------
                                                                     -----------    ---------

     The principal components of the Company's net deferred tax asset (utilizing a 39% combined federal and state income tax rate) and the valuation allowance are as follows (in millions):

                                                                    DECEMBER 31     JANUARY 1
                                                                       1993           1993
                                                                    -----------     ---------
    Tax basis of oil and gas properties in excess of financial
      basis.......................................................     $  91          $  95
    Regular tax net operating loss carryforward...................       114             51
    Other, net....................................................         2             22
    Valuation allowance...........................................      (207)          (168)
                                                                    -----------     ---------
      Net deferred tax asset......................................     $  --          $  --
                                                                    -----------     ---------
                                                                    -----------     ---------

     As of December 31, 1993, the Company had a regular tax net operating loss carryforward of approximately $290 million. Additionally, the Company had an alternative minimum tax loss carryforward available to offset future alternative minimum taxable income of approximately $280 million. If not used, both of these carryforwards will expire in 2007 and 2008.

     On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 (the Act) was signed into law resulting in, among other things, an increase in the top Federal corporate income tax rate from 34% to 35%,

                                   MESA INC.

effective January 1, 1993. This and other tax law changes resulting from the Act did not have a material effect on the Company's net deferred tax asset or related valuation allowance.

     The Company's income tax returns for 1991 through 1993, which include all net operating loss carryforward amounts, and the tax returns of the Partnership for 1990 and 1991 are subject to examination by the taxing authorities. If examinations of the Partnership returns result in changes to taxable income or loss, the taxable income or loss of the former partners and the tax basis of the Company's assets will be changed accordingly.

     The Company assumed from the Partnership any tax liabilities or refunds which arise as a result of any changes to Original Mesa's taxable income or loss for open tax years. During 1993, the Internal Revenue Service (IRS) completed two field examinations of the tax returns filed by Original Mesa for the tax years 1984 through 1987. In December 1993, the Company made a payment to the IRS of approximately $13 million, which payment includes interest, in full settlement of all claims for these years. The Company was fully reserved for the additional tax assessment relating to the tax years 1984 through 1987. See Note 9 for discussion of a gain recognized in the fourth quarter of 1993 related to the tax settlement and resolution and revaluation of other contingency amounts. As of January 1, 1994, there are no remaining open tax years for Original Mesa for federal income tax purposes.

(6) PROPERTY SALES

     In April 1993, the Company sold a portion of its Rocky Mountain area properties for approximately $7.1 million, after adjustments, and recorded a gain on the sale of approximately $4.1 million. The Company also retained a reversionary interest in the properties under which the Company will receive a 50% net profits interest in the properties after the purchaser has recovered its investment and certain other costs and expenses.

     In June 1993, the Company sold its interest in the deep portion of the Hugoton field not owned by HCLP for approximately $19.0 million, after adjustments, and recorded a gain on the sale of approximately $5.5 million.

     In June 1992, the Company sold all of its Canadian interests (consisting of overriding royalty interests in producing and nonproducing acreage) for approximately $12 million in cash and recognized an approximate $12 million gain.

     In April 1991, the Company sold its producing gas properties in the San Juan Basin of New Mexico and Colorado for approximately $161 million in cash and the assumption by the purchaser of approximately $2 million in liabilities resulting in a gain of approximately $34 million.

     In March 1991, the Company sold certain of its producing oil and gas properties and undeveloped leasehold acreage in the Texas Panhandle and in Oklahoma for an aggregate of approximately $267 million in cash and the assumption by the purchasers of approximately $7 million in liabilities. The Company recognized a loss of $75 million in 1990 as a result of these transactions.

(7) STOCKHOLDERS' EQUITY

     At December 31, 1993, the Company had outstanding 46.5 million shares of common stock and owned a 97.38% interest in its direct subsidiaries; the General Partner owned a 2.62% interest. Subsequent to year end, the remaining 2.62% general partner interest was converted into approximately 1.25 million shares of common stock. See Note 1 for further discussion of the conversion in 1994 of the remaining general partner interest into common stock of the Company.

     Pursuant to the Debt Exchange (see Note 4), the Company issued approximately $29.3 million of 0% convertible notes which were converted into approximately 7.5 million shares of common stock of the Company in the fourth quarter of 1993.

                                   MESA INC.

     The Company has authorized 10 million shares of preferred stock. No shares of preferred stock have been issued as of December 31, 1993.

(8) NOTES RECEIVABLE

     As of December 31, 1992, notes receivable consisted primarily of claims against Bicoastal. A plan of reorganization for Bicoastal was approved by the Bankruptcy Court in September 1992. At such time, the Company held allowed claims of $68 million, exclusive of interest. During 1992 and 1993, the Company collected approximately $28 million and $46 million, respectively, from Bicoastal, representing all of the Company's principal amount of allowed claims in the bankruptcy reorganization plan plus an amount representing a portion of its interest claims. As a result, the Company recorded gains in the third and fourth quarters of 1993 of approximately $13.8 million and $4.7 million, respectively, relating to collections in excess of the recorded receivable.

(9) CONTINGENCIES

UNOCAL

     The Company was subject to a lawsuit relating to a 1985 investment in Unocal which asserted that certain profits allegedly realized by Original Mesa and other defendants upon the disposition of Unocal common stock in 1985 were recoverable by Unocal pursuant to Section 16(b) of the Securities Exchange Act of 1934. On January 11, 1994, the Company and the other defendants entered into a settlement agreement (the Settlement Agreement) whereby they agreed to pay Unocal an aggregate of $47.5 million, of which $42.75 million was to be paid by the Company and $4.75 million by the other defendants. The Settlement Agreement was approved by the court on February 28, 1994. The Company funded its share of the settlement amount with proceeds from issuance of additional long-term debt. See Note 4 for discussion of the issuance of the additional long-term debt.

     As a result of the settlement, the Company recognized a $42.8 million loss in the fourth quarter of 1993. The loss is included as other income (expense) in the 1993 consolidated statement of operations and the obligation is included in other liabilities in the December 31, 1993 consolidated balance sheet.

MASTERSON

     In February 1992, the current lessors of an oil and gas lease (the Gas Lease) dated April 30, 1955, between R. B. Masterson, et al., as lessor, and Colorado Interstate Gas Company (CIG), as lessee, sued CIG in Federal District Court in Amarillo, Texas, claiming that CIG has underpaid royalties due under the Gas Lease. The Company owns an interest in the Gas Lease. The plaintiffs, in their Second Amended Complaint, included the Company as a defendant. The plaintiffs allege that the underpayment is the result of CIG's use of an improper gas sales price upon which to calculate royalties and that the proper price should be determined pursuant to a pricing clause in a July 1, 1967 amendment to the Gas Lease. The plaintiffs also sought a declaration by the court as to the proper price to be used for calculating future royalties.

     In August 1992, CIG filed a third-party complaint against the Company for any such royalty underpayments which may be allocable to the Company's interest in the Gas Lease.

     The plaintiffs subsequently dismissed their claims against the Company for reasons relating to the jurisdiction of the federal court; however, the third-party complaint by CIG against the Company is not affected by the dismissal.

     The plaintiffs allege royalty underpayments of approximately $450 million (including interest at 10%) covering the period July 1, 1967 to the present. In addition, the plaintiffs seek exemplary damages. Management believes that the Company has several defenses to the plaintiffs' claims, including (i) that the

                                   MESA INC.

royalties for all periods were properly computed and paid and (ii) that plaintiffs' claims with respect to all periods prior to October 1, 1988 (which appear to account for the substantial portion of the claims) were explicitly released by a 1988 written agreement among plaintiffs, CIG and the Company and are further barred by the statute of limitations. If the plaintiffs were to prevail, the manner in which any resulting liability would be shared between the Company and CIG would depend on the resolution of issues relating to the contractual agreements and the relationship between the Company, CIG and the lessors during the period in question.

     No determination can be made at this time as to the ultimate outcome of the litigation and no trial date has been set.

PREFERENCE UNITHOLDERS

     The Company is a defendant in lawsuits related to the Corporate Conversion pending in the U.S. District Court for the Northern District of Texas -- Dallas Division. Plaintiffs allege, among other things, that (i) the proxy materials delivered to unitholders of the Partnership in connection with the Corporate Conversion contained material misstatements and omissions, (ii) the general partner of the Partnership breached fiduciary duties to the preference unitholders in structuring the transaction and allocating the common stock of the Company and (iii) the Corporate Conversion was implemented in breach of the partnership agreement of the Partnership because defendants allegedly did not obtain the requisite opinion of independent counsel regarding certain tax effects of the transaction. The Company and the other defendants have denied the allegations and believe they are without merit. Plaintiffs seek a declaration declaring the Corporate Conversion void and rescinding it, an order requiring payment of $164 million to the former preference unitholders in respect of the preferential distribution rights of their units, unspecified compensatory and punitive damages and other relief. Discovery has commenced and is proceeding in the litigation for which the Court has set an August 1, 1994 trial date.

OTHER

     The Company is also a defendant in other lawsuits and has assumed liabilities relating to Original Mesa and the Partnership. The Company does not expect the resolution of the Masterson lawsuit, preference unitholder lawsuits or any of these other matters to have a material adverse effect on its financial position or results of operations.

     The Company assumed certain litigation and tax-related obligations from Original Mesa and the Partnership and also recorded certain contingent liabilities relating to various matters, including litigation, office space leases and retirement benefit obligations, in conjunction with the 1986 acquisition of Pioneer Corporation (Pioneer) and the 1988 acquisition of Tenneco Inc.'s midcontinent division. During the fourth quarter of 1993, the Company settled certain claims with the IRS (see Note 5) and resolved or revalued certain other contingent liabilities to reflect actual or estimated liabilities. The Company had previously reserved for the IRS claims and certain other contingencies in excess of the actual or estimated liabilities. As a result, the Company recorded a net gain of $24 million in the fourth quarter of 1993.

(10) EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS

     The Company maintains two defined contribution retirement plans for the benefit of its employees. The Company expensed $3.2 million in 1993, $3.3 million in 1992, and $3.1 million in 1991 in connection with these plans.

                                   MESA INC.

OPTION PLAN

     In December 1991, the stockholders of the Company approved the 1991 Stock Option Plan of the Company (the Option Plan), which authorized the grant of options to purchase up to two million shares of common stock to officers and key employees. The exercise price of each share of common stock placed under option cannot be less than 100% of the fair market value of the common stock on the date the option is granted. Upon exercise, the grantee may elect to receive either shares of common stock or, at the discretion of the Option Committee of the Board of Directors, cash or certain combinations of stock and cash in an amount equal to the excess of the fair market value of the common stock at the time of exercise over the exercise price. At December 31, 1993, the following stock options were outstanding:

                                                                                NUMBER OF
                                                                                 OPTIONS
                                                                                ----------
    Outstanding at December 31, 1992..........................................   1,352,000
      Granted.................................................................     605,950
      Exercised...............................................................     (11,000)
      Forfeited...............................................................     (13,900)
                                                                                ----------
    Outstanding at December 31, 1993..........................................   1,933,050
                                                                                ----------
                                                                                ----------

     The outstanding options at December 31, 1993 are detailed as follows:

                       NUMBER OF                      DATE OF      EXERCISE PRICE
                        OPTIONS                        GRANT         PER SHARE        EXERCISABLE
                      ------------                    --------     --------------     -----------
    1,166,000.......................................  01/10/92        $ 6.8125          641,300
       10,000.......................................  05/19/92          4.1250            5,500
      153,000.......................................  10/02/92         11.6875           84,150
      119,050.......................................  05/18/93          5.8125           35,715
      485,000.......................................  11/10/93          7.3750               --
    ---------                                                                         -----------
    1,933,050.......................................                                    766,665
    ---------                                                                         -----------
    ---------                                                                         -----------

     Options are exercisable from date of grant as follows: after six months, 30%; after one year, 55%; after two years, 80%; and after three years, 100%. At December 31, 1993, options for 45,950 shares were available for grant.

POSTRETIREMENT BENEFITS

     Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the costs of such benefits be recorded over the periods of employee service to which they relate. For the Company, this standard primarily applies to postretirement medical benefits for retired and current employees. The liability for benefits existing at the date of adoption (Transition Obligation) will be amortized over the remaining life of the retirees or 20 years, whichever is shorter.

     The Company maintains two separate plans for providing postretirement medical benefits. One plan covers the Company's retirees and current employees (the Mesa Plan). The other plan relates to the retirees of Pioneer, which was acquired by the Company in 1986 (the Pioneer Plan). Under the Mesa Plan, employees who retire from the Company and who have had at least 10 years of service with the Company after attaining age 45 are eligible for postretirement health care benefits. These benefits may be subject to deductibles, copayment provisions, retiree contributions and other limitations and the Company has reserved the right to change the provisions of the plan. The Pioneer Plan is maintained for Pioneer retirees and dependents only and is subject to deductibles, copayment provisions and certain maximum payment provisions. The Company does

                                   MESA INC.

not have the right to change the Pioneer Plan or to require retiree contributions. Both plans are self-insured indemnity plans and both coordinate benefits with Medicare as the primary payer. Neither plan is funded.

     The following table reconciles the status of the two plans with the amount included under other liabilities in the consolidated balance sheet at December 31, 1993 (in thousands):

                                                               MESA        PIONEER
                                                               PLAN         PLAN         TOTAL
                                                              -------      -------      -------
Accumulated postretirement benefit obligation (APBO):
  Retirees and dependents...................................  $   956      $11,162      $12,118
  Active employees -- fully eligible........................      330           --          330
  Other active employees....................................      486           --          486
                                                              -------      -------      -------
     Total APBO.............................................    1,772       11,162       12,934
Unrecognized Transition Obligation..........................   (1,587)      (2,695)      (4,282)
                                                              -------      -------      -------
Accrued postretirement benefit obligation...................  $   185      $ 8,467(a)   $ 8,652
                                                              -------      -------      -------
                                                              -------      -------      -------

- ---------------

(a) The Company established an accrued liability associated with the Pioneer Plan in conjunction with its acquisition of Pioneer in 1986.

     For measurement purposes, the 1993 annual rate of increase in per capita cost of covered health care benefits was assumed to be 12.5% for those participants under age 65 and 11.0% for those participants over age 65. The rates were assumed to decrease gradually to 5.0% by the year 2000 and to remain at that level thereafter. The health care cost trend rate assumption affects the amount of the Transition Obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the APBO as of December 31, 1993 by approximately $735,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1993 by approximately $77,000. The net periodic postretirement benefit cost for the year ended December 31, 1993 was approximately $1.4 million based on these assumptions.

     The discount rate used in determining the APBO as of December 31, 1993 was 8.0%.

     The following table presents the Company's cost of postretirement benefits other than pensions for the years ended December 31 (in thousands):

                                                               1993        1992        1991
                                                              ------      ------      ------
Net periodic postretirement benefit cost:
  Service cost..............................................  $   96      $   --      $   --
  Interest cost.............................................     988          --          --
  Amortization of Transition Obligation.....................     276          --          --
                                                              ------      ------      ------
                                                              $1,360      $   --(a)   $   --(a)
                                                              ------      ------      ------
                                                              ------      ------      ------
Actual cost of providing benefits:
  Mesa Plan(b)..............................................  $  123      $  205      $  131
  Pioneer Plan(c)...........................................     909       1,356         952
                                                              ------      ------      ------
                                                              $1,032      $1,561      $1,083
                                                              ------      ------      ------
                                                              ------      ------      ------

                                   MESA INC.

- ---------------

(a)  SFAS No. 106 was adopted effective January 1, 1993.

(b) Actual costs of providing benefits in 1992 and 1991 under the Mesa Plan were recorded to expense in the consolidated statements of operations in those years. Actual cost of providing benefits in 1993 under the Mesa Plan were applied as incurred against the accrued postretirement benefit obligation.

(c) Actual costs of providing benefits in 1992 and 1991 under the Pioneer Plan were applied as incurred against the previously accrued liability. Actual cost of providing benefits in 1993 under the Pioneer Plan were applied as incurred against the accrued postretirement benefit obligation.

DEFERRED COMPENSATION

     The Company had agreements with two officers to provide postretirement deferred compensation at a rate of one-half of the participant's final rate of compensation (subject to minimum amounts specified in the agreements) for a period of 10 years following the date of retirement or death. In 1992, in order to terminate the deferred compensation agreements, the Company established life insurance plans, executed agreements with the two officers and purchased insurance policies at an aggregate cost of $4.9 million. At the time they were terminated, approximately $3.9 million had been accrued under the deferred compensation agreements. The Company has fully funded the life insurance policies and has no further obligations under such policies or under the deferred compensation agreements.

(11) MAJOR CUSTOMERS

     Revenues include sales to Mapco Oil and Gas Company (Mapco) of $60.2 million (27.5%), Western Resources, Inc. (WRI) of $51.8 million (23.6%), and Natural Gas Clearinghouse of $23.1 million (10.5%) in 1993. In 1992, revenues included sales to Mapco of $45.7 million (19.4%), WRI of $39.7 million (16.8%) and Energas Company of $23.7 million (10.0%). In 1991, revenues included sales to Mapco of $51.9 million (20.9%) and WRI of $27.9 million (11.2%).

(12) CONCENTRATIONS OF CREDIT RISK

     Substantially all of the Company's accounts receivable at December 31, 1993 result from oil and gas sales and joint interest billings to third party companies in the oil and gas industry. This concentration of customers and joint interest owners may impact the Company's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, the Company analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred by the Company on receivables have not been significant.

(13) CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

     The Company conducts its operations through various direct and indirect subsidiaries. On December 31, 1993, the Company's direct subsidiary partnerships were Mesa Operating Limited Partnership (MOLP), Mesa Midcontinent Limited Partnership (MMLP), and Mesa Holding Limited Partnership (MHLP). At December 31, 1993, MOLP owned all of the Company's interest in the West Panhandle field of Texas, the Gulf Coast and the Rocky Mountain areas, as well as an approximate 81% limited partnership interest in HCLP. At December 31, 1993, MMLP owned an approximate 19% limited partnership interest in HCLP. See discussion below for 1994 changes in subsidiaries and HCLP ownership. HCLP owns substantially all of the Company's Hugoton field natural gas properties and is liable for the HCLP Secured Notes (see Note 4). The assets and cash flows of HCLP are dedicated to service the HCLP Secured Notes and are not available to pay creditors of the Company or its subsidiaries other than HCLP. MOLP and the Company are liable for the Credit Agreement, the Subordinated Notes and the Discount Notes. Mesa Capital Corp. (Mesa Capital), a

                                   MESA INC.

wholly owned financing subsidiary of MOLP, is also an obligor under the Subordinated Notes and the Discount Notes. Mesa Capital has insignificant assets and results of operations. Mesa Capital is included with MOLP in the condensed consolidating financial statements.

     In early 1994, the Company effected a series of merger transactions which resulted in the conversion of each of its subsidiary partnerships, other than HCLP, to corporate form. Pursuant to these mergers, MOLP was merged into MOC, and MMLP and MHLP were merged into Mesa Holding Co. (MHC).

     As of December 31, 1993, MHC had intercompany payables to MOC of approximately $123 million. In January 1994, MHC repaid approximately $5 million of its intercompany payable to MOC. On February 28, 1994, MHC assigned an 18% limited partnership interest in HCLP (out of its total interest of approximately 19%) to MOC as consideration for $90 million of intercompany payables. Provisions of the Discount Note indentures required the repayment of intercompany indebtedness to specified levels and provided that any HCLP limited partnership interests transferred in satisfaction of intercompany debt would be valued at $5 million for each percent of interest assigned. MHC also repaid an additional $24 million of intercompany debt to MOC in cash. As a result of these transactions, MOC now owns 99% of the limited partnership interest in HCLP, and substantially all of the Company's intercompany debt has been eliminated.

     The following are condensed consolidating financial statements of MESA Inc., HCLP, MOLP and the Company's other direct and indirect subsidiaries combined (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1993               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- ------------------------------------------  -----    -----    -----    -------    -------    --------
Assets:
  Cash and cash investments...............  $  --    $  40    $  16     $  83      $  --      $  139
  Other current assets....................     --       23       22        12         --          57
                                            -----    -----    -----    -------    -------    --------
          Total current assets............     --       63       38        95         --         196
                                            -----    -----    -----    -------    -------    --------
  Property, plant and equipment, net......     --      656      535         1         --       1,192
  Investment in subsidiaries..............    121       --       44       189       (354)         --
  Intercompany receivables................     --       --      113        --       (113)         --
  Other noncurrent assets.................     --       87       55         3         --         145
                                            -----    -----    -----    -------    -------    --------
                                            $ 121    $ 806    $ 785     $ 288      $(467)     $1,533
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------
Liabilities and Equity:
  Current liabilities.....................  $  --    $  73    $  46     $   1      $  --      $  120
  Long-term debt..........................     --      499      675        --         --       1,174
  Intercompany payables...................      9       --       --       123       (132)         --
  Other noncurrent liabilities............     --       --      120         4         --         124
  Minority interest.......................     --       --       --        --          3           3
  Partners'/Stockholders' equity
     (deficit)............................    112      234      (56)      160       (338)        112
                                            -----    -----    -----    -------    -------    --------
                                            $ 121    $ 806    $ 785     $ 288      $(467)     $1,533
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                   MESA INC.

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1992               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- ------------------------------------------  -----    -----    -----    -------    -------    --------
Assets:
  Cash and cash investments...............  $  --    $  64    $  16     $  77      $  --      $  157
  Other current assets....................     --       22       31         9         --          62
                                            -----    -----    -----    -------    -------    --------
          Total current assets............     --       86       47        86         --         219
                                            -----    -----    -----    -------    -------    --------
  Property, plant and equipment, net......     --      682      598        --         --       1,280
  Investment in subsidiaries..............    193       --       51       191       (435)         --
  Intercompany receivables................     --       --      138        --       (138)         --
  Other noncurrent assets.................     --       91       56        30         --         177
                                            -----    -----    -----    -------    -------    --------
                                            $ 193    $ 859    $ 890     $ 307      $(573)     $1,676
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------
Liabilities and Equity:
  Current liabilities.....................  $  --    $  74    $  40     $   2      $  --      $  116
  Long-term debt..........................     --      542      700        --         --       1,242
  Intercompany payables...................      9       --       --       142       (151)         --
  Other noncurrent liabilities............     --       --      113        13         --         126
  Minority interest.......................     --       --       --        --          8           8
  Partners'/Stockholders' equity..........    184      243       37       150       (430)        184
                                            -----    -----    -----    -------    -------    --------
                                            $ 193    $ 859    $ 890     $ 307      $(573)     $1,676
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

YEARS ENDED:

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1993               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Revenues.................................   $  --    $ 103    $ 120     $  (1)     $  --      $  222
                                            -----    -----    -----    -------    -------    --------
Costs and Expenses:
  Operating, exploration and taxes.......      --       27       48        --         --          75
  General and administrative.............      --       --       23         2         --          25
  Depreciation, depletion and
     amortization........................      --       35       65        --         --         100
                                            -----    -----    -----    -------    -------    --------
                                               --       62      136         2         --         200
                                            -----    -----    -----    -------    -------    --------
Operating Income (Loss)..................      --       41      (16)       (3)        --          22
                                            -----    -----    -----    -------    -------    --------
Interest expense, net of interest
  income.................................      --      (50)     (83)        2         --        (131)
Intercompany interest income (expense)...      --       --       16       (16)        --          --
Securities gains (losses)................      --       --        6        (2)        --           4
Gains on dispositions of oil and gas
  properties.............................      --       --       10        --         --          10
Equity in loss of subsidiaries...........    (102)      --       (7)       (2)       111          --
Minority interest........................      --       --       --        --          4           4
Other....................................      --       --      (48)       31          6         (11)
                                            -----    -----    -----    -------    -------    --------
Net Income (Loss)........................   $(102)   $  (9)   $(122)    $  10      $ 121      $ (102)
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                   MESA INC.

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1992               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Revenues.................................   $  --    $  88    $ 149     $  --      $  --      $  237
                                            -----    -----    -----    -------    -------    --------
Costs and Expenses:
  Operating, exploration and taxes.......      --       22       51        --         --          73
  General and administrative.............      --       --       24        --         --          24
  Depreciation, depletion and
     amortization........................      --       34       80        --         --         114
                                            -----    -----    -----    -------    -------    --------
                                               --       56      155        --         --         211
                                            -----    -----    -----    -------    -------    --------
Operating Income (Loss)..................      --       32       (6)       --         --          26
                                            -----    -----    -----    -------    -------    --------
Interest expense, net of interest
  income.................................      --      (52)     (80)        2         --        (130)
Intercompany interest income (expense)...      --       --       18       (18)        --          --
Securities gains (losses)................      --       --       (3)       11         --           8
Gains on dispositions of oil and gas
  properties.............................      --       --       12        --         --          12
Equity in loss of subsidiaries...........     (87)      --      (16)       (4)       107          --
Minority interest........................      --       --       --        --          4           4
Other....................................      (2)      --      (18)       (2)        13          (9)
                                            -----    -----    -----    -------    -------    --------
Net Loss.................................   $ (89)   $ (20)   $ (93)    $ (11)     $ 124      $  (89)
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1991               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Revenues.................................   $  --    $  57    $ 178     $  15      $  --      $  250
                                            -----    -----    -----    -------    -------    --------
Costs and Expenses:
  Operating, exploration and taxes.......      --       13       53         5         --          71
  General and administrative.............      --       --       27         1         --          28
  Depreciation, depletion and
     amortization........................      --       25       81        11         --         117
                                            -----    -----    -----    -------    -------    --------
                                               --       38      161        17         --         216
                                            -----    -----    -----    -------    -------    --------
Operating Income (Loss)..................      --       19       17        (2)        --          34
                                            -----    -----    -----    -------    -------    --------
Interest expense, net of interest
  income.................................      --      (30)    (100)       (4)        --        (134)
Intercompany interest income (expense)...      --       --        8        (8)        --          --
Securities gains (losses)................      --       --        8       (10)        --          (2)
Gains on dispositions of oil and gas
  properties.............................      --       --       34        --         --          34
Equity in loss of subsidiaries...........     (73)      --       (9)       (2)        84          --
Minority interest........................      --       --       --        --          3           3
Other....................................      (6)      --      (23)       15         --         (14)
                                            -----    -----    -----    -------    -------    --------
Net Loss.................................   $ (79)   $ (11)   $ (65)    $ (11)     $  87      $  (79)
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                   MESA INC.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEARS ENDED:

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1993               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Cash Flows from Operating Activities.....   $  --    $  21    $   5     $   2      $  --      $   28
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Investing Activities:
  Capital expenditures...................      --       (8)     (21)       (1)        --         (30)
  Proceeds from dispositions of oil and
     gas properties......................      --       --       26        --         --          26
  Securities transactions, net...........      --       --       11        (6)        --           5
  Other..................................      --       --       30        46        (35)         41
                                            -----    -----    -----    -------    -------    --------
                                               --       (8)      46        39        (35)         42
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Financing Activities:
  Repayments of long-term debt...........      --      (39)     (41)       --         --         (80)
  Other..................................      --        2      (10)      (35)        35          (8)
                                            -----    -----    -----    -------    -------    --------
                                               --      (37)     (51)      (35)        35         (88)
                                            -----    -----    -----    -------    -------    --------
Net Increase (Decrease) in Cash and Cash
  Investments............................   $  --    $ (24)   $  --     $   6      $  --      $  (18)
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1992               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Cash Flows from Operating Activities.....   $  --    $  16    $ (44)    $  --      $  --      $  (28)
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Investing Activities:
  Capital expenditures...................      --       (3)     (66)       --         --         (69)
  Proceeds from dispositions of oil and
     gas properties......................      --       --       11        --         --          11
  Securities transactions, net...........      --       --       (8)       32         --          24
  Contributions to subsidiaries..........      --       --      (25)       (7)        32          --
  Other..................................      --       --       23        25        (31)         17
                                            -----    -----    -----    -------    -------    --------
                                               --       (3)     (65)       50          1         (17)
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Financing Activities:
  Repayments of long-term debt...........      --      (25)      --        --         --         (25)
  Contributions from equity holders......      --       32       --        --        (32)         --
  Other..................................      --       (1)      (1)      (34)        31          (5)
                                            -----    -----    -----    -------    -------    --------
                                               --        6       (1)      (34)        (1)        (30)
                                            -----    -----    -----    -------    -------    --------
Net Increase (Decrease) in Cash and Cash
  Investments............................   $  --    $  19    $(110)    $  16      $  --      $  (75)
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

                                   MESA INC.

                                                                        OTHER     CONSOL.      THE
                                            MESA                       COMPANY      AND      COMPANY
            DECEMBER 31, 1991               INC.     HCLP     MOLP      SUBS.     ELIMIN.    CONSOL'D.
- -----------------------------------------   -----    -----    -----    -------    -------    --------
Cash Flows from Operating Activities.....   $  --    $  28    $   8     $  (1)     $  --      $   35
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Investing Activities:
  Capital expenditures...................      --       (2)     (29)       (1)        --         (32)
  Proceeds from dispositions of oil and
     gas properties......................      --       --      313       115         --         428
  Securities transactions, net...........      --       --        6        26         --          32
  Contributions to subsidiaries..........      --       --      (28)       --         28          --
  Other..................................      --       --      (17)      (13)         1         (29)
                                            -----    -----    -----    -------    -------    --------
                                               --       (2)     245       127         29         399
                                            -----    -----    -----    -------    -------    --------
Cash Flows from Financing Activities:
  Long-term borrowings...................      --      617      100        --         --         717
  Repayments of long-term debt...........      --     (562)    (246)     (120)        --        (928)
  Contributions from equity holders......      --       28       --        --        (28)         --
  Other..................................      --      (64)     (29)       (5)        (1)        (99)
                                            -----    -----    -----    -------    -------    --------
                                               --       19     (175)     (125)       (29)       (310)
                                            -----    -----    -----    -------    -------    --------
Net Increase in Cash and Cash
  Investments............................   $  --    $  45    $  78     $   1      $  --      $  124
                                            -----    -----    -----    -------    -------    --------
                                            -----    -----    -----    -------    -------    --------

NOTES TO CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

(a) These condensed consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company of which this note is an integral part.

(b) As of December 31, 1993, MESA Inc. owned a 97.38% limited partnership interest in each of MOLP, MMLP and MHLP. The General Partner owned a 2.62% general partner interest in each of these subsidiary partnerships. These condensed consolidating financial statements present MESA Inc.'s investment in its subsidiaries and MOLP's and MMLP's investments in HCLP using the equity method. Under this method, investments are recorded at cost and adjusted for the parent company's ownership share of the subsidiary's cumulative results of operations. In addition, investments increase in the amount of contributions to subsidiaries and decrease in the amount of distributions from subsidiaries.

(c) In connection with the formation of HCLP, MOLP and MMLP contributed producing natural gas properties in the Hugoton field and long-term debt to HCLP in return for limited partnership interests. These transactions did not require cash and are not reflected in the statements of cash flows of HCLP, MOLP or MMLP. Non-cash contributions by MOLP and MMLP from inception (June 12, 1991) to December 31, 1993 are summarized below (in thousands):

                                                                      MOLP          MMLP
                                                                    ---------     --------
    Oil and gas properties........................................  $ 447,037     $288,819
    Long-term debt................................................   (451,283)     (99,206)
    Other assets, net of liabilities..............................     26,822        1,365
    General Partner...............................................       (114)        (964)
                                                                    ---------     --------
                                                                    $  22,462     $190,014
                                                                    ---------     --------
                                                                    ---------     --------

(d) The consolidation and elimination entries (i) eliminate the equity method investment in subsidiaries and equity in loss of subsidiaries, (ii) eliminate the intercompany payables and receivables, (iii) eliminate other transactions between subsidiaries including contributions and distributions and (iv) establish the

                                   MESA INC.

     General Partner's minority interest in the consolidated results of operations and financial position of the Company.

(e) MOLP was merged into MOC and MMLP and MHLP were merged into MHC in a series of merger transactions effected in early 1994. In conjunction with these transactions, the General Partner converted all of his remaining general partner interests in the Company's subsidiaries into common stock of the Company, thereby eliminating the minority interest. On February 28, 1994, MHC repaid substantially all of its intercompany debt to MOC.

                                   MESA INC.

                          SUPPLEMENTAL FINANCIAL DATA

OIL AND GAS RESERVES AND COST INFORMATION (UNAUDITED)

     Net proved oil and gas reserves as of December 31, 1993 and 1992 associated with the Company's two most significant natural gas producing fields were estimated by DeGolyer and MacNaughton, independent petroleum engineering consultants (D&M). These two fields, the Hugoton and West Panhandle fields, represent over 96% of the Company's net proved equivalent natural gas reserves at December 31, 1993. The Company's remaining reserves, substantially all of which are in the Rocky Mountain and Gulf Coast regions, were estimated by Company engineers. A portion of the Rocky Mountain properties and all of the Hugoton field deep reserves were sold in 1993. All of the Company's reserves at December 31, 1993 and 1992 were in the United States. Net proved oil and gas reserves in the United States and Canada as of December 31, 1991 were estimated by D&M. The reserves in Canada were less than 2% of the total equivalent reserves of the Company and are not presented separately in this report. The Company's interests in Canada were sold in 1992. In accordance with regulations established by the SEC, the reserve estimates were based on economic and operating conditions existing at the end of the respective years.

     Future prices for natural gas were based on market prices as of each year end and contract terms, including fixed and determinable price escalations. Market prices as of each year end were used for future sales of oil, condensate and natural gas liquids. Future operating costs, production and ad valorem taxes and capital costs were based on current costs as of each year end, with no escalation.

     Over 70% of the Company's equivalent proved reserves (based on a factor of 6 thousand cubic feet [Mcf] of gas per barrel of liquids) at December 31, 1993 are natural gas. The natural gas prices in effect at December 31, 1993 (having a weighted average of $2.14 per Mcf) were used in accordance with SEC regulations but may not be the most appropriate or representative prices to use for estimating future cash flows from reserves since such prices were influenced by the seasonal demand for natural gas and contractual arrangements at that date. The average price received by the Company for sales of natural gas in 1993 was $1.79 per Mcf. Assuming all other variables used in the calculation of reserve data are held constant, the Company estimates that each $.10 change in the price per Mcf for natural gas production would affect the Company's estimated future net cash flows and present value thereof, both before income taxes, by $108 million and $48 million, respectively. At December 31, 1993, the Company's standardized measure of future net cash flows from proved reserves (Standardized Measure) and the pre-tax Standardized Measure were less than the net book value of proved oil and gas properties by approximately $188 million and $106 million, respectively. The Company believes that the ultimate value to be received for production from its oil and gas properties will be greater than the current net book value of its oil and gas properties.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. Reserve data represent estimates only and should not be construed as being exact. Moreover, the Standardized Measure should not be construed as the current market value of the proved oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (i) anticipated future changes in oil and gas prices, production and development costs; (ii) an allowance for return on investment; (iii) the value of additional reserves, not considered proved at present, which may be recovered as a result of further exploration and development activities; and (iv) other business risks.

                                   MESA INC.

                          SUPPLEMENTAL FINANCIAL DATA

CAPITALIZED COSTS AND COSTS INCURRED (UNAUDITED)

     Capitalized costs relating to oil and gas producing activities at December 31, 1993, 1992 and 1991 and the costs incurred during the years then ended are set forth below (in thousands):

                                                             1993         1992         1991
                                                          ----------    ---------    ---------
Capitalized Costs:
  Proved properties...................................... $1,845,483   $1,850,793   $1,785,244
  Unproved properties....................................        754          762        4,980
  Accumulated depreciation, depletion and amortization...   (670,706)    (589,720)    (481,218)
                                                          ----------   ----------   ----------
          Net............................................ $1,175,531   $1,261,835   $1,309,006
                                                          ----------   ----------   ----------
                                                          ----------   ----------   ----------
Costs Incurred:
  Exploration and development:
     Proved properties................................... $       73   $       64   $      545
     Unproved properties.................................         17           63        4,779
     Exploration costs...................................      2,705       15,157        7,924
     Development costs...................................      2,381        6,911       12,446
                                                          ----------   ----------   ----------
          Total exploration and development..............      5,176       22,195       25,694
                                                          ----------   ----------   ----------
  Plant and facilities:
     Processing plants...................................     17,501       44,716        5,839
     Field compression facilities........................      4,387        1,509          853
     Other...............................................      2,257        3,301        3,599
                                                          ----------   ----------   ----------
          Total plant and facilities.....................     24,145       49,526       10,291
                                                          ----------   ----------   ----------
  Total costs incurred................................... $   29,321   $   71,721   $   35,985
                                                          ----------   ----------   ----------
                                                          ----------   ----------   ----------
  Depreciation, depletion and amortization............... $   96,774   $  110,340   $  112,860
                                                          ----------   ----------   ----------
                                                          ----------   ----------   ----------

                                   MESA INC.

                          SUPPLEMENTAL FINANCIAL DATA

ESTIMATED QUANTITIES OF RESERVES (UNAUDITED)

                                                                  YEARS ENDED DECEMBER 31
                                                             ---------------------------------
                     NATURAL GAS (MMCF)                         1993        1992        1991
- ------------------------------------------------------------ ---------    --------    --------
Proved Reserves:
  Beginning of year......................................... 1,276,049   1,367,968   1,920,797
     Extensions and discoveries.............................     5,132      37,100       2,643
     Purchases of producing properties......................       166         583       1,267
     Revisions of previous estimates........................     7,284     (24,462)    (95,228)
     Sales of producing properties..........................    (6,367)    (15,613)   (352,989)
     Production.............................................   (79,820)    (89,527)   (108,522)
                                                             ---------   ---------   ---------
  End of year............................................... 1,202,444   1,276,049   1,367,968
                                                             ---------   ---------   ---------
                                                             ---------   ---------   ---------
Proved Developed Reserves:
  Beginning of year......................................... 1,223,672   1,338,856   1,853,523
                                                             ---------   ---------   ---------
                                                             ---------   ---------   ---------
  End of year............................................... 1,159,453   1,223,672   1,338,856
                                                             ---------   ---------   ---------
                                                             ---------   ---------   ---------

                                                                  YEARS ENDED DECEMBER 31
                    NATURAL GAS LIQUIDS,                      --------------------------------
                 OIL AND CONDENSATE (MBBLS)                     1993        1992        1991
- ------------------------------------------------------------  --------    --------    --------
Proved Reserves:
  Beginning of year.........................................    87,392      83,225     101,667
     Extensions and discoveries.............................       778       7,591       1,250
     Purchases of producing properties......................        --           9          46
     Revisions of previous estimates........................     3,083       3,028      (4,067)
     Sales of producing properties..........................    (3,019)       (637)    (10,179)
     Production.............................................    (5,788)     (5,824)     (5,492)
                                                              --------    --------    --------
  End of year...............................................    82,446      87,392      83,225
                                                              --------    --------    --------
                                                              --------    --------    --------
Proved Developed Reserves:
  Beginning of year.........................................    82,439      82,406      99,494
                                                              --------    --------    --------
                                                              --------    --------    --------
  End of year...............................................    79,294      82,439      82,406
                                                              --------    --------    --------
                                                              --------    --------    --------

- ---------------

     * Proved natural gas liquids, oil and condensate reserve quantities include oil and condensate reserves at December 31 of the respective years as follows: 1993, 3,296 MBbls; 1992, 7,268 MBbls; and 1991, 3,956
        MBbls.

     * In addition to the proved reserves disclosed above, the Company owned proved helium and carbon dioxide (CO2) reserves at December 31 of the respective years as follows: 1993, 5,198 MMcf of helium and 46,376 MMcf of CO2; 1992, 5,634 MMcf of helium and 46,457 MMcf of CO2; and 1991, 5,705 MMcf of helium and 44,837 MMcf of CO2.

     * The General Partner's minority interest in the proved natural gas and natural gas liquids, oil and condensate reserves of the Company at December 31 of the respective years was as follows: 1993, 31,504 MMcf and 2,160 MBbls, respectively; 1992, 52,828 MMcf and 3,618 MBbls, respectively; and 1991, 56,634 MMcf and 3,446 MBbls, respectively. The General Partner converted all of his general partner interests in the direct subsidiary partnerships of the Company into common stock of the Company on January 5, 1994, thereby eliminating the minority interest.

                                   MESA INC.

                          SUPPLEMENTAL FINANCIAL DATA

STANDARDIZED MEASURE OF FUTURE NET CASH FLOWS FROM PROVED RESERVES (UNAUDITED)

                                                                     DECEMBER 31
                                                        --------------------------------------
                                                           1993          1992          1991
                                                        ----------    ----------    ----------
                                                                    (IN THOUSANDS)
Future cash inflows...................................  $3,723,760    $3,802,614    $4,078,322
Future production and development costs:
  Operating costs and production taxes................  (1,337,224)   (1,271,799)   (1,297,999)
  Development and abandonment costs...................     (80,310)     (122,860)     (181,350)
Future income taxes...................................    (240,017)     (302,492)     (394,743)
                                                        ----------    ----------    ----------
Future net cash flows.................................   2,066,209     2,105,463     2,204,230
  Discount at 10% per annum...........................  (1,079,278)   (1,068,282)   (1,209,016)
                                                        ----------    ----------    ----------
Standardized Measure..................................  $  986,931    $1,037,181    $  995,214
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------
Future net cash flows before income taxes.............  $2,306,226    $2,407,955    $2,598,973
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------
Standardized Measure before income taxes..............  $1,068,740    $1,167,694    $1,181,013
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------

- ---------------

     * The estimate of future income taxes is based on the future net cash flows from proved reserves adjusted for the tax basis of the oil and gas properties but without consideration of general and administrative and interest expenses.

     * The General Partner's minority interest in the Standardized Measure at December 31 of the respective years was as follows: 1993, $25.9 million; 1992, $42.9 million; and 1991, $41.2 million. The General Partner converted all of his general partner interests in the direct subsidiary partnerships of the Company into common stock of the Company on January 5, 1994, thereby eliminating the minority interest.

                                   MESA INC.

                          SUPPLEMENTAL FINANCIAL DATA

CHANGES IN STANDARDIZED MEASURE (UNAUDITED)

                                                                 YEARS ENDED DECEMBER 31
                                                          ------------------------------------
                                                             1993          1992        1991
                                                          ----------     ---------  ----------
                                                                     (IN THOUSANDS)
Standardized Measure at beginning of year................ $1,037,181     $ 995,214  $1,667,148
                                                          ----------     ---------  ----------
Revisions of reserves proved in prior years:
  Changes in prices and production costs.................      6,178       (77,527)   (365,430)
  Changes in quantity estimates..........................     17,616        (3,995)    (83,342)
  Changes in estimates of future development and
     abandonment costs...................................      8,054        (2,468)    (30,088)
  Net change in income taxes.............................     48,703        55,287     201,170
  Accretion of discount..................................    116,769       118,101     205,412
  Other, primarily timing of production..................   (108,371)       12,687     (86,815)
                                                          ----------     ---------  ----------
          Total revisions................................     88,949       102,085    (159,093)
Extensions, discoveries and other additions, net of
  future production and development costs................      4,456        65,737      12,013
Purchases of proved properties...........................        138           457       1,952
Sales of oil and gas produced, net of production costs...   (143,502)     (173,552)   (182,235)
Sales of producing properties............................    (26,907)      (14,473)   (367,308)
Previously estimated development and abandonment costs
  incurred during the period.............................     26,616        61,713      22,737
                                                          ----------     ---------  ----------
Net changes in Standardized Measure......................    (50,250)       41,967    (671,934)
                                                          ----------     ---------  ----------
Standardized Measure at end of year...................... $  986,931     $1,037,181 $  995,214
                                                          ----------     ---------  ----------
                                                          ----------     ---------  ----------

QUARTERLY RESULTS (UNAUDITED)

                                                                  QUARTERS ENDED(2)
                                                 ---------------------------------------------------
                                                 MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                 --------    --------    ------------    -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
- ----
Revenues.......................................  $ 63,826    $ 50,826      $ 42,377       $  65,175
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Gross profit(1)................................  $ 44,644    $ 32,009      $ 26,782       $  46,618
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Operating income (loss)........................  $ 10,032    $  4,904      $   (510)      $   7,586
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Net loss.......................................  $(17,088)   $(14,445)     $(27,480)      $ (43,435)
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Net loss per common share......................  $   (.44)   $   (.37)     $   (.71)      $   (1.06)
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
1992
- ----
Revenues.......................................  $ 58,919    $ 51,556      $ 48,171       $  78,466
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Gross profit(1)................................  $ 44,181    $ 36,733      $ 33,608       $  60,100
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Operating income (loss)........................  $  9,173    $ (2,479)     $    172       $  19,355
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Net loss.......................................  $(21,973)   $(20,622)     $(29,128)      $ (17,509)
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------
Net loss per common share......................  $   (.57)   $   (.53)     $   (.76)      $    (.45)
                                                 --------    --------    ------------    -----------
                                                 --------    --------    ------------    -----------

- ---------------

(1) Gross profit consists of total revenues less lease operating expenses and production and other taxes.

(2) See Notes 8 and 9 to the Company's consolidated financial statements for information on items affecting fourth quarter 1993 results.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary................................   3
Risk Factors...........................   6
The Company............................   8
Use of Proceeds........................   9
Capitalization.........................  10
Price Range of Common Stock and
  Dividend Policy......................  11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  12
Business...............................  20
Management.............................  31
Underwriting...........................  32
Legal Matters..........................  33
Experts................................  33
Additional Information.................  33
Incorporation of Certain Documents by
  Reference............................  34
Index to Consolidated Financial
  Statements........................... F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------



                               23,000,000 SHARES


                                 {MESA LOGO}


                                  COMMON STOCK



                            ------------------------
                                   PROSPECTUS
                            ------------------------



                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                            PAINEWEBBER INCORPORATED
                              SALOMON BROTHERS INC
                                            , 1994



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses (other than underwriting discounts and commissions) of the issuance and distribution of the securities being registered payable by the Company.

        Securities and Exchange Commission registration fee................  $ 57,574
        NASD filing fee....................................................    17,197
        Printing and engraving expenses....................................     *
        Accounting fees and expenses.......................................     *
        Blue Sky fees and expenses.........................................     *
        Listing fees.......................................................     *
        Counsel fees.......................................................     *
        Miscellaneous......................................................     *
                                                                             --------
                  Total....................................................     *
                                                                             --------
                                                                             --------

- ---------------

* To be provided by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify any director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests,
(b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with the proceeding in which he is named defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

     Texas law also permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under
Article 2.02-1.

     The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with its executive officers and directors that contractually provide for indemnification and expense advancement. Both the Bylaws and the agreements include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined). In addition, the Company carries customary directors' and officers' liability insurance policies for its directors and officers. Furthermore, the Bylaws and agreements with directors and officers provide for indemnification for amounts (i) in respect of the deductibles for such insurance policies, (ii) that exceed the liability limits of such insurance policies and
(iii) that would have been covered by prior insurance policies of the Company or its predecessors. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

     The above discussion of the Company's Bylaws and of Article 2.01-1 of the Texas Business Corporation Act is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     1     -- Form of Purchase Agreement.
     4     -- Form of Certificate of Common Stock (Exhibit 4(a) to MESA Inc.'s Registration
              Statement on Form S-4, Registration No. 33-42104).
   + 5     -- Opinion of Baker & Botts, L.L.P.
    23.1   -- Consent of Arthur Andersen & Co., independent accountants.
    23.2   -- Consent of DeGolyer and MacNaughton.
   +23.3   -- Consent of Baker & Botts, L.L.P. (included in Exhibit 5 to this Registration
              Statement).
    24     -- Powers of Attorney of directors and officers of MESA Inc. (included on signature pages to this Registration Statement).

- ---------------

+ To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 10th day of March, 1994.

                                            MESA Inc.

                                            By: /s/  WILLIAM D. BALLEW
                                                     William D. Ballew,
                                                         Controller

                               POWER OF ATTORNEY

     The undersigned directors and executive officers of MESA Inc. hereby constitute and appoint William D. Ballew and Charles L. Carpenter, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the date indicated.

                  SIGNATURE                                TITLE                     DATE
- ---------------------------------------------   ----------------------------    ---------------
                  /s/  BOONE PICKENS            Director and Chief Executive     March 10, 1994
                    Boone Pickens                 Officer

                   /s/  PAUL W. CAIN            Director, President and          March 10, 1994
                     Paul W. Cain                 Chief Operating Officer

               /s/  WILLIAM D. BALLEW           Controller (Chief Accounting     March 10, 1994
                 William D. Ballew                Officer and acting Chief
                                                  Financial Officer)

              /s/  JOHN S. HERRINGTON           Director                         March 10, 1994
                John S. Herrington

            /s/  WALES H. MADDEN, JR.           Director                         March 10, 1994
              Wales H. Madden, Jr.

                /s/  FAYEZ S. SAROFIM           Director                         March 10, 1994
                  Fayez S. Sarofim

             /s/  ROBERT L. STILLWELL           Director                         March 10, 1994
               Robert L. Stillwell

              /s/  J.R. WALSH, JR.              Director                         March 10, 1994
                J.R. Walsh, Jr.